Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

among

THE STOCKHOLDERS

of

ENTERPRISE PERFORMANCE SYSTEMS, INC.

and

ECLIPSYS CORPORATION

DATED AS OF FEBRUARY 25, 2008

i

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF ECLIPSYS	42
5.1	Existence; Good Standing; Corporate Authority	42
5.2	Authorization, Validity, and Effect of Agreements	42
5.3	No Violation	42
5.4	No Brokers	42
5.5	Funds	43
5.6	Access to Data Room Information	43

ARTICLE VI	COVENANTS	43
6.1	[Intentionally Omitted]	43
6.2	Further Action	43
6.3	[Intentionally Omitted]	43
6.4	[Intentionally Omitted]	43
6.5	Expenses	43
6.6	[Intentionally Omitted]	43
6.7	[Intentionally Omitted]	43
6.8	Directors	43
6.9	Stockholders’ Representative	43
6.10	Employee Matters	44
6.11	Cash Dividend	45
6.12	Release	45
6.13	Confidentiality	46
6.14	Covenants Regarding Contracts	47
6.15	Tax Matters	47
6.16	CPM	49

ARTICLE VII	SURVIVAL; INDEMNIFICATION; REMEDIES	49
7.1	Survival of Representations and Warranties and Covenants	49
7.2	Indemnification	50
7.3	Time Limitations	53
7.4	Other Limitations	53
7.5	Set-Off	54
7.6	Procedures Relating to Indemnification Involving Third Party Claims	55
7.7	Other Claims	56
7.8	Indemnification in Case of Strict Liability or Indemnitee Negligence	57
7.9	Sole and Exclusive Remedy	57

ARTICLE VIII	TAX MATTERS	58
8.1	Indemnification Obligations With Respect to Taxes	58
8.2	Tax Returns and Payment Responsibility	59
8.3	Contest Provisions	59
8.4	Assistance and Cooperation	60
8.5	Retention of Records	60
8.6	Other Provisions	60

ARTICLE IX	CONDITIONS	61
9.1	Conditions to Each Party’s Obligation to Effect the Stock Purchase	61

9.2	Conditions to Obligations of Eclipsys	61
9.3	Conditions to the Obligations of the Stockholders	63

ARTICLE X	[INTENTIONALLY OMITTED]	64

ARTICLE XI	MISCELLANEOUS	64
11.1	Entire Agreement; Assignment	64
11.2	Validity	64
11.3	Notices	65
11.4	Governing Law	66
11.5	Construction	66
11.6	Counterparts	66
11.7	Parties In Interest	66
11.8	Prior Review and Counsel	67
11.9	Waiver	67
11.10	Amendments	67
11.11	Specific Performance	67
11.12	Further Assurances	67
11.13	Cumulative Remedies	67
11.14	Arbitration	68
11.15	Costs and Fees	69

EXHIBITS

Exhibit A	Form of Holdback Escrow Agreement

Exhibit B	Form of Employment Agreement

Exhibit C	Form of Restricted Stock Agreement

Exhibit D	Form of CPM Release

Exhibit E	Form of Key Employee Employment Agreement

Exhibit F	Form of Legal Opinion

Exhibit G	Form of Release

Exhibit H	Form of Covenant Not to Compete Agreement

SCHEDULES

Schedule 1(a)	Key Employees

Schedule 2.1	Purchase of the Shares; Pro Rata Portion

Schedule 2.3(a)	Hypothetical Calculation-Closing Date Net Worth

Stockholders’ Disclosure Schedule

Section 3.1	Ownership of the Shares
Section 4.1	Foreign Jurisdictions
Section 4.4(a)	Material Contracts
Section 4.5(a)	Financial Statements
Section 4.7(b)	Permits
Section 4.7(d)	Litigation
Section 4.9(i)	Foreign Tax Jurisdictions
Section 4.10(a)	Company Benefit Plans
Section 4.11(b)(i)	Employees
Section 4.11(b)(ii)	Independent Contractors
Section 4.13(a)	Leased Real Property
Section 4.14(a)(i)	Company Registered IP
Section 4.14(a)(ii)	Other Rights in Company Registered IP
Section 4.14(b)	Company Licensed IP
Section 4.14(d)(i)	Form of Assignment Agreements
Section 4.14(d)(ii)	Software Escrow Agreements
Section 4.14(l)	Software Incorporating Encryption Subroutines
Section 4.17(a)	Insurance
Section 4.17(c)	Material Open Claims
Section 4.18(a)	Warranty Claims
Section 4.18(b)	Documentation
Section 4.19(a)	Customers
Section 4.19(c)	Suppliers
Section 4.20	Accounts Receivable
Section 4.21	Accounts Payable
Section 4.22	Bank Accounts

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), is dated as of February 25, 2008, by and among Eclipsys Corporation, a Delaware corporation (“Eclipsys”), and the stockholders named on the signature page hereto (collectively, the “Stockholders”) of Enterprise Performance Systems, Inc., a Missouri corporation (“EPSI”).

WHEREAS, the Stockholders collectively own all of the issued and outstanding shares of Capital Stock of EPSI (the “Shares”);

WHEREAS, subject to the terms and conditions of this Agreement, the Stockholders have agreed to sell the Shares to Eclipsys, and Eclipsys has agreed to purchase the Shares from the Stockholders (the “Stock Purchase”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Stock Purchase, and also to prescribe various conditions to the Stock Purchase.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement:

“2007 Audited Financial Statements” means the balance sheet and related statements of operations, retained earnings and cash flows of EPSI as of and for the year ended December 31, 2007, audited by Bender, Weltman, Thomas, Perry & Co., PC, independent certified public accountants, with such accountants’ unqualified reports attached thereto.

“Acceptance Notice” is defined in Section 2.3(d).

“Accounts Payable” mean all accounts payable of EPSI, including amounts owed to EPSI’s landlord.

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of EPSI, and (b) all other accounts or notes receivable of EPSI, in each case, whether billed or unbilled.

“Affiliate,” as applied to any Person, shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, the first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Allocation Schedule” is defined in Section 6.15(c)(iii).

“Audited Balance Sheet Date” means December 31, 2007.

“Business” means the business of EPSI and its predecessors of developing, marketing, selling, and licensing software for enterprise decision and financial management, including the Software Products, providing certain related installation support and consulting services, and any incidental, related or ancillary businesses as currently conducted or under development by EPSI on the Closing Date.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in the State of California are authorized or required to close or the national securities exchanges in the United States are closed.

“Capital Stock” means common stock, preferred stock, partnership interests, limited liability company interests or other equity ownership interests, entitling the holder thereof to vote with respect to matters involving the issuer thereof, or to share in its profits, or to share in its distributions upon its liquidation, or the sale or transfer of its assets.

“Cash Dividend” is defined in Section 6.11.

“Cash Payment” is defined in Section 2.2.

“Claimed Amount” is defined in Section 2.5(d).

“Claims” is defined in Section 6.12(a).

“Closing” is defined in Section 2.5(a).

“Closing Date” is defined in Section 2.5(a).

“Closing Date Cash” means all cash of EPSI, as of 11:59 p.m. on the Closing Date (after payment of the Cash Dividend).

“Closing Date Debt” means all Debt of EPSI, as of 11:59 p.m. on the Closing Date.

“Closing Date Net Working Capital” means the Current Assets less Current Liabilities determined in accordance with Section 2.3(e).

“Closing Date Net Working Capital Adjustment” is defined in Section 2.3(b).

“Closing Payment” is defined in Section 2.3(a)(iii)(B).

“Code” means the Internal Revenue Code of 1986, as amended (or any successor thereto).

“Company Benefit Plans” means each of the following which is sponsored, maintained, contributed to or required to be contributed by EPSI for the benefit of the current or former employees, officers or directors of EPSI, has been so sponsored, maintained, contributed to or required to be contributed to by EPSI prior to the Closing Date, or with respect to which EPSI has any liability (contingent or otherwise): (i) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), and (ii) each stock or stock option plan, bonus plan or arrangement, incentive award plan or arrangement, change in control, severance or termination pay plan, policy, or agreement, deferred compensation agreement or arrangement, or supplemental income arrangement, and each other employee benefit plan, program or practice which is not described in clause (i) of this sentence.

“Company IP” means any Company Licensed IP or Company Owned IP, including Company Registered IP.

“Company IP Contract” is defined in Section 4.14(o).

“Company Licensed IP” means any Intellectual Property that is owned by any other Person and that is licensed to, used or distributed by EPSI.

“Company Owned IP” means any Intellectual Property owned (in whole or in part) by EPSI.

“Company Registered IP” means all Company Owned IP that is the subject of any registrations, or applications or filings for registration with or by any Governmental Entity, including without limitation the United States Patent and Trademark Office, foreign patent offices, the United States Copyright Office, or any ICANN domain registrar.

“Confidential Information” means the disclosing party’s confidential and proprietary information, including information concerning the disclosing party’s business, products (including any source code, object code, functions, current and future design documents, documentation and associated functions and functionality provided by any Software), operations, employees, customers, suppliers and other technical and non-technical information and trade secrets, whenever disclosed, whether before or after the date hereof, and whether prepared by the disclosing party, its officers, employees, agents or advisors or otherwise and irrespective of the form of communication, and all notes, analyses, compilations, studies, interpretations or other documents which contain, reflect or are based upon, in whole or in part, the Confidential Information of another party.

The term “Confidential Information” shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its representatives, (ii) was within the receiving party’s possession prior to its being furnished to it, provided that the source of such information was not known by the receiving party to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the disclosing party with respect to such information, (iii) becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or any of its representatives, provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the disclosing party or any other Person with respect to such information, or (iv) is developed by the receiving party independently of Confidential Information provided by the disclosing party.

“Confidentiality Agreement” means that certain confidentiality agreement, dated November 11, 2007, between Eclipsys and B.C. Ziegler & Company, on behalf of EPSI.

“Consent” means any consent, approval, authorization, waiver, Permit, grant, franchise, concession, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including in each case any Governmental Entity.

“Continuing Holdback Amount” is defined in Section 2.5(d).

“Contract” means any contract, agreement, or other instrument or understanding of any kind, including any amendment, supplement, modification, extension or renewal in respect of the foregoing, in each case, whether written or oral.

“Costs and fees” is defined in Section 11.15.

“CPM” means CPM Systems, Inc., a Missouri corporation.

“Current Assets” means the aggregate assets of EPSI that would be categorized as “current assets” on a balance sheet of EPSI under GAAP, as of 11:59 p.m. on the Closing Date, including all Accounts Receivable (net of a reserve for bad debts determined in a manner consistent with past practice) and prepaid expenses, but excluding Closing Date Cash.

“Current Liabilities” means the aggregate liabilities of EPSI that would be categorized as “current liabilities” on a balance sheet of EPSI under GAAP, as of 11:59 p.m. on the Closing Date, including accounts payable and accrued expenses (including accrued taxes, salaries, bonuses and retirement plan contribution), but excluding the current portion of any Closing Date Debt, Deferred Income-Maintenance and Deferred Income-Licensing Fees and any Seller Transaction Costs unpaid as of the Closing, but paid within the 60 day period set forth in Section 2.3(a)(iv).

“Damages” is defined in Section 7.2(a).

“Debt” means, as to any Person, (i) any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capitalized lease obligations, (ii) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), (iii) all obligations contingent or otherwise, of such Person under letter of credit or similar facilities, and (iv) to the extent not otherwise included in clauses (i) through (iii), any guaranty by such Person of any Debt of any other Person.

“Documentation” is defined in Section 4.18(b).

“Eclipsys” is defined in the introductory paragraph of this Agreement.

“Eclipsys Indemnified Parties” is defined in Section 7.2(a).

“employee” means employees and other persons filling similar functions.

“Employee Grantee” means a Stockholder, provided that such person becomes an employee of Eclipsys or any Subsidiary of Eclipsys (including EPSI), as of the Closing.

“Employment Agreement” is defined in Section 2.5(b)(iii).

“Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. 11001 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. 136 et seq., the Clean Air Act, 42 U.S.C. 7401 et seq., the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. 641 et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. 1801 et seq., as any of the above statutes have been or may be amended from time to time, all rules and regulations promulgated pursuant to any of the above statutes, and any other Legal Requirements related to or governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy with respect to Environmental Matters, and all applicable Orders, of any Governmental Entity relating to Environmental Matters.

“Environmental Matters” means all matters involving the prevention of or response to pollution, the handling or management of Hazardous Materials, the regulation of wetlands and other natural resources, and the protection of the environment, noise, human health, and occupational health and safety.

“EPSI” is defined in the introductory paragraph of this Agreement.

“EPSI Stock Issuance” means, collectively, (i) the issuance, immediately prior to the Closing, of 11.29 shares of Class B common stock of EPSI to employee 1, pursuant to that certain Executive Employment Agreement, between EPSI and employee 1, dated January 15, 2007, as amended, and (ii) the issuance, immediately prior to the Closing, of 11.29 shares of Class B common stock of EPSI to employee 2, pursuant to that certain Executive Employment Agreement, between EPSI and employee 2, dated March 15, 2007, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended (or any successor thereto).

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with EPSI and that, together with EPSI, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means The Private Bank or such other escrow agent selected by Eclipsys and the Stockholders’ Representative.

“Estimated Closing Date Cash” is defined in Section 2.3(a)(iii)(A).

“Estimated Closing Date Debt” is defined in Section 2.3(a)(iii)(A).

“Estimated Closing Date Net Working Capital” is defined in Section 2.3(a)(iii)(C).

“Exempt Error” means any error or bug in the Software Products that do not reflect a material failure to conform with applicable Documentation, specifications or promises made by EPSI, or cause the Software Products to become inoperable, and that are consistent in scope and nature with those normally occurring in connection with software development, and with the past commercial experience of EPSI.

“Financial Statements” is defined in Section 4.5(a).

“First Holdback Termination Date” is defined in Section 2.5(d).

“Fraud” means fraud or intentional misrepresentation or omission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant Persons or its business, property, assets or operations.

“Gross-Up Amount” is defined in Section 6.15(c)(iv).

“Hazardous Materials” means any substance or material that is defined under the Environmental Laws as a “hazardous substance,” “regulated substance,” “pollutant,” “contaminant,” “hazardous waste,” “extremely hazardous substance,” “toxic substance,” or “hazardous material,” or that is otherwise defined in or regulated under the Environmental Laws, including, without limitation, petroleum, asbestos-containing materials, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, and radon.

“Holdback Amount” is an amount equal to $4,000,000 in cash, to be withheld from the Purchase Price.

“Holdback Escrow Agreement” means the Holdback Escrow Agreement, among Eclipsys, the Stockholders and the Escrow Agent, to be entered into concurrent with the Closing, substantially in the form attached hereto as Exhibit A, relating to the escrow of the Holdback Amount.

“Holdback Termination Date” is defined in Section 2.5(d).

“Insurance Policies” is defined in Section 4.17(a).

“Intellectual Property” means any patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, domain name, copyright (whether registered or unregistered), copyright application, mask work, mask work application, trade secret, know-how, customer list, franchise, system, Software, including without limitation, Software development processes, practices, methods and policies recorded in permanent form, relating thereto, invention, work of authorship, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset.

“Key Employees” means the employees of EPSI listed on Schedule 1(a).

“Knowledge” means actual knowledge after reasonable investigation. Knowledge of an entity includes the knowledge of such entity’s officers and directors, and in the case of EPSI, the Stockholders. In each case, a Person’s Knowledge of any matter will be deemed to include such Knowledge as such Person could have obtained after making reasonable due inquiry and investigation of the matter, including, in the case of an entity, reasonable consultation with subordinates of the officers of such entity as to whom such officers reasonably believe would have actual knowledge of the matters represented.

“Lease” means any lease or sublease as lessee or lessor of, or option, occupancy or space agreement relating to, real estate used, useful or held for use by EPSI.

“Leased Real Property” is defined in Section 4.13(a).

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whether or not the same is required to be accrued on the financial statements of such Person and whether or not the same is disclosed on any schedule to this Agreement.

“License-In Agreement” is defined in Section 4.14(b).

“Lien” means any lien (including judgment and mechanics’ liens, regardless of whether liquidated), mortgage, assessment, security interest, easement, claim, pledge, trust (constructive or otherwise), deed of trust, option or other charge, title defect or objection, encumbrance, restriction or any other Contract having the same effect as any of the foregoing.

“Material Adverse Change” means with respect to EPSI, one or more events, occurrences, conditions or circumstances (whether or not covered by insurance) which, individually or in the aggregate, result in a material adverse effect on or change in (i) the business, operations, assets, Liabilities, condition (financial or otherwise), or results of operations of EPSI or the Business, or (ii) the ability of the Stockholders to timely (A) perform his or its obligations hereunder, or (B) consummate the transactions contemplated in this Agreement and the other Transaction Documents; other than changes adversely affecting the industry in which EPSI operates, so long as EPSI is not affected thereby disproportionately compared to other companies in the same business.

“Material Adverse Effect” means with respect to any Person or the Business, one or more events, occurrences, conditions or circumstances (whether or not covered by insurance) which, individually or in the aggregate, result in a material adverse effect on or change in (i) the business, operations, assets, Liabilities, condition (financial or otherwise), or results of operations of such Person, taken as a whole with its Subsidiaries, or the Business, or (ii) the ability of such Person (or in the case of EPSI, the Stockholders) to timely (A) perform his or its obligations hereunder, or (B) consummate the transactions contemplated in this Agreement and the other Transaction Documents.

“Material Contracts” is defined in Section 4.4(a).

“Minimum Net Working Capital” means $1,800,000.

“Objection Notice” is defined in Section 2.3(d).

“Off-the-Shelf Software” is defined in Section 4.14(b).

“Order” means any award, decision, injunction, judgement, decree, stipulation, order, ruling, subpoena, or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity or by any arbitrator.

“Permits” is defined in Section 4.7(b).

“Person” means any individual, corporation, limited liability company, partnership, trust, joint venture, association, organization or other entity or group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or Governmental Entity.

“Pledged Stock” means shares of restricted stock issued to the Stockholders, pursuant to the Restricted Stock Agreements, with an aggregate market value of $2,000,000 on the Business Day prior to Closing (such amount to be contributed by the Stockholders in their Pro Rata Portion), provided that such shares of restricted stock shall be those shares that vest on the first anniversary of the Closing Date.

“Privacy Regulations” is defined in Section 4.14(q).

“Pro Rata Portion” for each Stockholder is as set forth in Schedule 2.1 under the heading “Pro Rata Portion.”

“Purchase Price” is defined in Section 2.2.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the soil, surface waters, groundwaters, land, stream sediments, surface or subsurface strata, ambient air, or any other environmental medium.

“Released Parties” is defined in Section 6.12(a).

“Restricted Stock Agreement” is defined in Section 2.5(b)(iii).

“Section 338(h)(10) Election” is defined in Section 6.15(c)(i).

“Seller Transaction Expenses” means all costs and expenses (including fees of attorneys, accountants and brokers or finders) of the Stockholders and EPSI incurred or payable after December 31, 2007, in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all amounts owed to the brokers disclosed in Section 4.23.

“Shareholder Agreement” means that certain Agreement of Shareholders of Enterprise Performance Systems, Inc., dated May 27, 1999, among the founder Stockholders and EPSI.

“Shares” is defined in the first recital of this Agreement.

“Software” means all (i) computer programs, including any and all software implementations of algorithms, heuristics, models and methodologies, whether in source code or object code, (ii) databases, conversions, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) testing, validation and verification materials relating to any of the foregoing, (v) documentation, including user manuals, web materials and architectural and design specifications and training materials, relating to any of the foregoing, and (vi) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing.

“Software Products” means all software produced by EPSI for sale or license to third parties, including, but not limited to, the software comprising the products known as Product Line Budget Manager, Enterprise Budget Manager, Capital Budget Manager, Enterprise Productivity Manager, Enterprise Cost Manager, Product Line Analyst, Clinical Analysis Manager, Enterprise Management Dashboard, Enterprise Reporting Manager, and Enterprise Strategic Planner (under development), Payroll Department Manager, GL Manager and all prior versions of such software.

“Stock Purchase” is defined in the second recital of this Agreement.

“Stockholder Fraud” means Fraud by any of the Stockholders, or Fraud by any employee or other representative or agent of EPSI as to which the Stockholders had Knowledge.

“Stockholders” is defined in the introductory paragraph of this Agreement.

“Stockholders’ Disclosure Schedule” is defined in the introductory paragraph of Article III.

“Stockholders’ Representative” is defined in Section 6.9.

“Straddle Periods” is defined in Section 8.1(a)(ii).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, securities or other interests (A) the holders of which are generally entitled to at least 50% of the vote for the election of the board of directors or other similar governing body of such corporation or other legal entity, or otherwise having the power to direct the business and policies of that Person, or (B) representing at least 50% of the outstanding Capital Stock of such corporation or other legal entity.

“Survival Period” is defined in Section 7.1(a).

“Tax” means (A) all federal, state, local, foreign, and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any Liability for payment of amounts described in clause (A) whether as a result of transferee Liability, joint and several liability for being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any Liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied Contract to indemnify any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” is defined in Section 7.6(a).

“Threatened” means a claim, proceeding, dispute or other matter shall be deemed to have been “threatened” if any demand or statement has been overtly made (orally or in writing), or any other notice has been overtly given (orally or in writing), or any other event has occurred or circumstance or condition exists, in each case that would lead a prudent person to conclude that such a claim, proceeding, dispute or other matter is reasonably likely to be asserted, commenced or otherwise pursued.

“Transaction Documents” means, collectively, this Agreement, and all other agreements and documents contemplated herein, including, the Holdback Escrow Agreement, the Employment Agreements, the Restricted Stock Agreements and the Covenant Not To Compete Agreements.

“Transfer Taxes” is defined in Section 6.15(c)(iv).

“Unrelated Accounting Firm” is defined in Section 2.4.

“WARN Act” is defined in Section 6.10(c).

“Warranty Claim” means any claim based upon any theory of product liability, strict liability, negligence, misrepresentation, product defect, breach of warranty (express or implied), and any other similar claims that relates to the products and services of EPSI, including the Software Products.

ARTICLE II

PURCHASE

2.1 Stock Purchase. At the Closing, subject to the terms and conditions of this Agreement, the Stockholders will sell, assign, transfer and deliver the Shares to Eclipsys, each in the amount set forth next to such Stockholder’s name in Schedule 2.1, and Eclipsys will purchase the Shares from the Stockholders.

2.2 Consideration. The aggregate consideration to be paid by Eclipsys to all of the Stockholders for the Shares shall be (i) $53,000,000 in cash (the “Cash Payment”), less (ii) the Closing Date Debt, plus (iii) the Closing Date Cash, subject to adjustment for any Closing Date Net Working Capital Adjustment and any Gross Up Amount, each as described herein (collectively the “Purchase Price”). All payments of the Purchase Price shall be made net of any Tax required to be withheld by Eclipsys or EPSI in connection with the transactions contemplated hereby, including the EPSI Stock Issuance.

2.3 Calculation of Net Working Capital and Closing Payment.

(a) At least one Business Day prior to the Closing Date, the Stockholders shall deliver to Eclipsys the Stockholders’ good faith estimate of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt.

(i) The Current Assets, the Current Liabilities, the Closing Date Net Working Capital and the Estimated Closing Date Net Working Capital, the Closing Date Debt and the Estimated Closing Date Debt, the Closing Date Cash and the Estimated Closing Date Cash shall be calculated, as applicable (A) consistent with the hypothetical calculation of the Closing Date Net Working Capital and Purchase Price set forth in Schedule 2.3; (B) in conformity with GAAP; (C) consistent with the practices and policies of EPSI in preparing the 2007 Audited Financial Statements; and (D) with all normal and recurring accounting entries reflected therein and all errors and omissions corrected.

(ii) For purposes of calculating the Current Assets, the Current Liabilities, the Closing Date Net Working Capital, the Estimated Closing Date Net Working Capital, the Closing Date Debt and the Estimated Closing Date Debt, such calculation shall not take into account (A) the impact of any purchase accounting adjustments relating to Eclipsys’ acquisition of EPSI, including any write-up or write-down of assets or liabilities resulting from such purchase accounting, or (B) any Seller Transaction Costs unpaid as of the Closing Date provided such costs are paid within the 60 day period set forth in Section 2.3(a)(iv).

(iii) Within one Business Day after receipt of the Stockholders’ estimated Closing Date Net Working Capital, Closing Date Cash and Closing Date Debt, Eclipsys shall provide the Stockholders’ Representative with Eclipsys’ written comments thereto, and the Stockholders shall in good faith consider any such comments.

(A) For purposes of payment on the Closing Date of the Closing Payment, the amounts thereof shall be calculated based on the Stockholders’ estimated Closing Date Cash and Closing Date Debt, each as modified pursuant to this paragraph, if applicable (such estimate, as applicable, the “Estimated Closing Date Cash” and the “Estimated Closing Date Debt”), but shall be subject to adjustment post-Closing as set forth in Sections 2.3(f) and (g) if there is a variance between (1) the Estimated Closing Date Cash and the Closing Date Cash, or (2) the Estimated Closing Date Debt and the Closing Date Debt.

(B) “Closing Payment” means (i) the Cash Payment, plus (ii) the Estimated Closing Date Cash, minus (iii) the Estimated Closing Date Debt, minus (iv) the Holdback Amount, without adjustment with respect to the Estimated Closing Date Net Working Capital, as described herein.

(C) The Stockholders’ estimated Closing Date Net Working Capital, as modified pursuant to this paragraph, if applicable, is referred to herein as the “Estimated Closing Date Net Working Capital”.

(iv) The Stockholders shall bear the cost of the Seller Transaction Expenses, and the Stockholders shall pay such expenses in full on or before the Closing Date, or within 60 days thereafter, and if paid prior to the Closing Date or within such 60 day period thereafter, shall not be included in Current Liabilities for purposes of calculating the Closing Date Net Working Capital. Without limiting the rights of Eclipsys and the other Eclipsys Indemnified Parties hereunder, including the rights of indemnification set forth in Article VII, the Stockholders shall immediately indemnify Eclipsys and EPSI and any other Eclipsys Indemnified Party, to the extent such Persons shall be obligated to pay any of the Seller Transaction Costs, and to the extent such costs are not paid within the 60 day period set forth in this clause (iv), notwithstanding anything contained herein to the contrary, such Persons may elect, in their discretion, to recover under this clause (iv), rather than treat any such costs as Current Liabilities.

(b) If the Closing Date Net Working Capital is less than the Minimum Net Working Capital, the Purchase Price shall be reduced by the excess of the Minimum Net Working Capital over the Closing Date Net Working Capital. Such adjustment is referred to herein as the “Closing Date Net Working Capital Adjustment.” For the avoidance of doubt, if the Closing Date Net Working Capital is greater than the Minimum Net Working Capital, there shall be no adjustment of the Purchase Price.

(c) Within 60 days following the Closing, Eclipsys shall prepare and deliver to the Stockholders’ Representative a balance sheet of EPSI as of the Closing Date showing Eclipsys’ good faith determination of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt.

(d) On or before the date which is 30 days after the date of Eclipsys’ delivery to the Stockholders’ Representative of its calculation of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt, the Stockholders’ Representative shall deliver to Eclipsys a notice of objection, stating in reasonable detail the grounds for such objection and signed by the Stockholders’ Representative (an “Objection Notice”), or a notice of acceptance signed by the Stockholders’ Representative (an “Acceptance Notice”), with respect to Eclipsys’ calculation of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt. Eclipsys shall provide the Stockholders and their accountants and other representatives, upon reasonable advance notice, prompt access to such books and records of EPSI relating to the calculation of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt as may be reasonably requested by the Stockholders’ Representative.

(e) Eclipsys’ calculation of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt shall be final and binding on the parties if an Acceptance Notice is delivered to Eclipsys or if no Objection Notice is delivered to Eclipsys with respect to such amounts within the 30 day period required by Section 2.3(d). If an Objection Notice is delivered, the potential dispute with respect to the Closing Date Net Working Capital, the Closing Date Cash or the Closing Date Debt shall be resolved as set forth in Section 2.4, and the Closing Date Net Working Capital, the Closing Date Cash or the Closing Date Debt, to the extent in dispute, determined pursuant to such procedures, in addition to the undisputed amounts, shall be final and binding on the parties.

(f) Upon determination of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt pursuant to Section 2.3(e), any adjustments required hereunder as set forth in Section 2.3(g) shall be paid: (i) by Eclipsys to the Stockholders, in their Pro Rata Portion, if such amount is required to be paid by Eclipsys, and (ii) by the Stockholders to Eclipsys, in their Pro Rata Portion, if such amount is required to be paid by the Stockholders, within five Business Days after, as applicable, (A) the delivery of the Acceptance Notice, (B) the expiration of the 30 day period, if no Objection Notice is delivered, (C) the agreement of the parties after consultation pursuant to the first sentence of Section 2.4, or (D) the issuance by the Unrelated Accounting Firm of its final report pursuant to Section 2.4.

(g) Upon determination of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt pursuant to Section 2.3(e),

(i) the Closing Date Net Working Capital Adjustment shall be paid by the Stockholders to Eclipsys if the Closing Date Net Working Capital is less than the Minimum Net Working Capital;

(ii) the Closing Date Cash shall be adjusted as follows:

(A) if the Closing Date Cash is greater than the Estimated Closing Date Cash, Eclipsys shall pay the Stockholders the excess of the Closing Date Cash over the Estimated Closing Date Cash; and

(B) if the Estimated Closing Date Cash is greater than the Closing Date Cash, the Stockholders shall pay Eclipsys the excess of the Estimated Closing Date Cash over the Closing Date Cash;

(iii) the Closing Date Debt shall be adjusted as follows:

(A) if the Estimated Closing Date Debt is greater than the Closing Date Debt, Eclipsys shall pay the Stockholders the excess of the Estimated Closing Date Debt over the Closing Date Debt; and

(b) if the Closing Date Debt is greater than the Estimated Closing Date Debt, the Stockholders shall pay Eclipsys the excess of the Closing Date Debt over the Estimated Closing Date Debt; and

(iv) all payments due under Section 2.3(g)(i) through (iii) shall be netted resulting in one payment to or by the Stockholders.

(h) Any payment pursuant to this Section 2.3 shall be made in cash by wire transfer of immediately available funds, provided, Eclipsys may, in its sole discretion, permit payments pursuant to Section 2.3(f)(ii) to be paid out of the Holdback Amount, and the Stockholders shall provide the Escrow Agent written instructions, with Eclipsys, with respect to any such payment, if so elected by Eclipsys.

2.4 Dispute Resolution of Calculation of Net Working Capital, the Closing Date Cash or the Closing Date Debt. If an Objection Notice is given with respect to any or all of the Closing Date Net Working Capital, the Closing Date Cash or the Closing Date Debt, the Stockholders’ Representative and Eclipsys shall consult with each other with respect to the objection. If Eclipsys and the Stockholders’ Representative are unable to reach agreement within 15 days after an Objection Notice has been given, any unresolved disputed items shall be promptly referred to the Los Angeles office of Deloitte and Touche USA LLP; provided, however, if such firm is unavailable or if either of the parties has used the services of Deloitte and Touche USA LLP (or its Affiliates) at any time in the twelve month period before the date the Objection Notice is given, then the unresolved items shall be promptly referred to such other nationally recognized independent accounting firm mutually agreed to by Eclipsys and the Stockholders’ Representative (Deloitte and Touche USA LLP, or such other firm, the “Unrelated Accounting Firm”). The Unrelated Accounting Firm shall be directed to render a written report on the unresolved disputed issues as promptly as practicable (but in no event later than 45 days following submission of the matter to the Unrelated Accounting Firm) and to resolve only those issues of dispute set forth in the Objection Notice (subject to any items resolved by the parties after consultation pursuant to the first sentence of this Section 2.4). In resolving any disputed issues relating to the Closing Date Net Working Capital, the Closing Date Cash or the Closing Date Debt, the Unrelated Accounting Firm shall act as experts and not as arbitrators. The resolution by the Unrelated Accounting Firm of the disputed amount, and the undisputed amounts, shall be final and binding on the parties for purposes of determining the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt, and the amounts owed by the parties under Sections 2.3(f) and (g), if any. The percentage of the expenses of the Unrelated Accounting Firm that shall be borne by the Stockholders on the one hand (in their Pro Rata Portion), and Eclipsys on the other hand, shall be the same as the percentage of the amount in dispute that the Unrelated Accounting Firm shall determine the other party is entitled to receive, with the Stockholders paying the entire amount of the expenses of the Unrelated Accounting Firm if the Unrelated Accounting Firm determines Eclipsys to be correct in its determination, in the aggregate, of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt, and Eclipsys paying the entire amount of the expenses of the Unrelated Accounting Firm if the Unrelated Accounting Firm determines the Stockholders to be correct, in the aggregate, in their determination of the Closing Date Net Working Capital, the Closing Date Cash and the Closing Date Debt. The parties shall promptly pay such amounts to the Unrelated Accounting Firm.

2.5 Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California 92612 at 2:00 p.m. (local time) on February 25, 2008, or such other date and time as to which Eclipsys and the Stockholders’ Representative may agree in writing (the “Closing Date”).

(b) At the Closing:

(i) each Stockholder shall deliver, or cause to be delivered, to Eclipsys, against payment by Eclipsys to each Stockholder of such Stockholder’s Pro Rata Portion of the Closing Payment:

(A) the stock certificate or certificates representing the Shares owned by such Stockholder, duly endorsed for transfer, or accompanied by duly executed assignments separate from the certificate, and any other documentation reasonably requested by Eclipsys to transfer the Shares in the stock records of EPSI, transferring to Eclipsys full and exclusive ownership of the Shares, free and clear of all Liens; and

(B) all other documents, certificates and other instruments required to be delivered, or caused to be delivered, by each Stockholder pursuant hereto.

(ii) Eclipsys shall deliver to each Stockholder, by wire transfer of immediately available funds, to an account identified by such Stockholder, in writing, to Eclipsys at least three Business Days prior to the Closing Date, against delivery by such Stockholder of the Shares owned by such Stockholder:

(A) such Stockholder’s Pro Rata Portion of the Closing Payment; and

(B) all other documents, certificates and other instruments required to be delivered, or caused to be delivered, by Eclipsys pursuant hereto.

(iii) Eclipsys and each Stockholder shall execute and deliver an employment agreement in the form of Exhibit B (the “Employment Agreements”) and Eclipsys and each Employee Grantee shall execute and deliver a restricted stock agreement in the form of Exhibit C (the “Restricted Stock Agreement”), and Eclipsys will issue to each Employee Grantee, pursuant to such restricted stock agreement, a number of shares of Eclipsys common stock determined by dividing $4,000,000 by the arithmetic average of the closing prices of Eclipsys common stock on the Nasdaq stock market for the five trading days immediately prior to the Closing Date, and multiplying the resulting quotient by the Employee Grantee’s Restricted Stock Factor (with such resulting product rounded up to the nearest whole number). For this purpose, the Restricted Stock Factor for each Employee Grantee is set forth in Schedule 2.1; provided that if any such person shall not become an Employee Grantee on the Closing Date, each Employee Grantee’s Restricted Stock Factor will be proportionately increased to reallocate among the Employee Grantees the Restricted Stock Factor of the person who did not become an Employee Grantee; provided further that if any person shall become an Employee Grantee on the Closing Date, and the employment of such person with Eclipsys or its Affiliates shall terminate prior to the vesting date of the restricted stock issued pursuant to the Restricted Stock Agreement, there shall be no such reallocation. Such shares shall be subject to the restrictions and vesting requirements set forth in the Restricted Stock Agreements.

(c) At the Closing, (i) Eclipsys shall withhold the Holdback Amount and deposit the Holdback Amount with the Escrow Agent, and (ii) Eclipsys shall withhold any certificates representing the Pledged Stock, as escrow agent of such Pledged Stock pursuant to the Restricted Stock Agreements, and the Stockholders shall deliver to Eclipsys stock powers in blank providing for the transfer of any or all of such shares of Pledged Stock to Eclipsys pursuant to the terms and conditions of this Agreement. The Holdback Amount shall be held by the Escrow Agent and paid out pursuant to the terms and conditions of the Holdback Escrow Agreement. The Holdback Amount (together with any interest or other returns thereon) and the Pledged Stock shall be non-exclusive sources to satisfy any liabilities or obligations of the Stockholders or any of them to Eclipsys under this Agreement.

(d) Promptly following (i) the date that is thirteen calendar months after the Closing Date (the “First Holdback Termination Date”), Eclipsys and the Stockholders’ Representative shall give joint written instructions to the Escrow Agent to (A) retain $2,400,000 in cash (plus any portion of the Holdback Amount subject to good faith pending claims by Eclipsys under this Agreement (the “Claimed Amount”) as of such date), or, if less, any remaining portion of the Holdback Amount (the “Continuing Holdback Amount”), and (B) pay and distribute to the Stockholders, in accordance with each Stockholder’s Pro Rata Portion, any remaining portion of the Holdback Amount; and (ii) the date that is eighteen calendar months after the Closing Date (the “Holdback Termination Date”), Eclipsys and the Stockholders’ Representative shall give joint written instructions to the Escrow Agent to (A) retain any Claimed Amount as of such date or, if less, any remaining portion of the Holdback Amount, and (B) pay and distribute to the Stockholders, in accordance with each Stockholder’s Pro Rata Portion, any remaining portion of the Holdback Amount; and any Claimed Amount unpaid at the Holdback Termination Date shall be paid pursuant to the Holdback Escrow Agreement upon a final resolution of the applicable claim. Eclipsys may not make any claims against the Pledged Stock to satisfy any liabilities or obligations of the Stockholders or any of them to Eclipsys until the Holdback Amount has been exhausted.

(e) Promptly following the First Holdback Termination Date, subject to the provisions of the applicable Restricted Stock Agreement, Eclipsys shall release or issue, as applicable, certificates representing the Pledged Stock (less any claims made thereon under the terms of this Agreement, and if applicable, any Claimed Amount as of such date) to the applicable record holder thereof; and any Claimed Amount unpaid at the First Holdback Termination Date shall be paid to the Stockholders or Eclipsys, as applicable, upon a final resolution of the applicable claim. For purposes of determining the number of shares of Pledged Stock that will be transferred to Eclipsys to satisfy any claims payable, the Escrow Agent shall use the closing price of Eclipsys common stock on the Nasdaq stock market on the Business Day prior to the date of such determination.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Except as set forth in the disclosure schedule delivered by the Stockholders to Eclipsys concurrent herewith, that is arranged in Sections corresponding to the numbered and lettered Sections contained in this Agreement (the “Stockholders’ Disclosure Schedule”), each Stockholder, severally but not jointly, represents and warrants to Eclipsys, as of the date of this Agreement and as of the Closing Date, as follows:

3.1 Ownership of the Shares. Such Stockholder is the sole record and beneficial owner of the Shares set forth next to such Stockholder’s name in Section 3.1 of the Stockholders’ Disclosure Schedule, free and clear of all adverse claims and other Liens. Such Shares are duly registered in the name of such Stockholder on the stock register of EPSI. Upon delivery to Eclipsys at the Closing of the certificates representing the Shares owned by such Stockholder, Eclipsys will own the Shares, free and clear of any adverse claims and other Liens, and will receive good and marketable title to the Shares. The stock certificates evidencing the Shares were not issued directly or indirectly in respect of any stock certificates issued in replacement of any lost or destroyed stock certificates. Except for the Shareholder Agreement and this Agreement, the Shares are not subject to any voting trust or stockholder agreement or other similar Contract, including any such Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

3.2 Authorization, Validity, and Effect of Agreements. Such Stockholder has all requisite right, capacity, power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by such Stockholder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes, and the other Transaction Documents to be executed by such Stockholder (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of such Stockholder, enforceable in accordance with their respective terms.

3.3 No Violations; Consents.

(a) The execution and delivery by the Stockholders of this Agreement, and the other Transaction Documents and the consummation of the transactions contemplated herein and therein in accordance with the terms hereof and thereof does not and will not (i) violate any Order or Legal Requirement applicable to such Stockholder, or his properties or assets, or (ii) violate, or conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material breach or default) under, any of the terms, conditions or provisions of any Contract to which such Stockholder is a party or by which his assets or properties are bound (including the Shares).

(b) No Consent is required to be made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

(c) There are no pending or, to the Knowledge of such Stockholder, threatened, lawsuits, arbitrations, proceedings, investigations or other claims against such Stockholder that would be reasonably expected to prevent or materially alter or delay the transactions contemplated by this Agreement and the other Transaction Documents.

3.4 Related Party Transactions.

(a) Neither such Stockholder nor any Affiliate or any immediate family member thereof:

(i) has, or at any time since January 1, 2005 had, any interest in any assets or property (whether real, personal, or mixed and whether tangible or intangible), used by EPSI, or otherwise used in or pertaining to the Business;

(ii) owns, or at any time since January 1, 2005 has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, any Person that (A) has, or at anytime since January 1, 2005 had, business dealings with EPSI or a material financial interest in any transaction with EPSI, or (B) is, or at anytime since January 1, 2005 has, engaged in activities that are, or could reasonably be expected to become, competitive with the Business, except in each case for ownership (of record or as a beneficial owner) of less than one percent of the outstanding capital stock of any Person that is publicly traded on any national or foreign stock exchange, or the over-the-counter market; or

(iii) is, or since January 1, 2005 was, a party to any Contract with, or has any claim or right against, EPSI.

(b) There are no Contracts between (i) such Stockholder, or his Affiliates (other than EPSI), or any immediate family member of such Stockholder, on the one hand, and (ii) any officer, director or employee of EPSI, on the other hand.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

AS TO EPSI

Except as set forth in the Stockholders’ Disclosure Schedule, the Stockholders, jointly and severally, represent and warrant to Eclipsys, as of the date of this Agreement and as of the Closing Date, as follows:

4.1 EPSI Existence; Good Standing. EPSI is a corporation duly incorporated, validly existing and in good standing under the laws of state of Missouri. EPSI is licensed or qualified to do business as a foreign corporation and in good standing in each of the jurisdictions listed on Section 4.1 of the Stockholders’ Disclosure Schedule. EPSI is not required to be licensed or qualified to do business as a foreign corporation under the laws of any other jurisdiction, except where the lack of such license or qualification would not reasonably be expected to have a Material Adverse Effect on EPSI. EPSI has all requisite corporate power and authority to own, operate and lease its properties and assets and carry on its business as now conducted. The copies of EPSI’s articles of incorporation and by-laws previously delivered to Eclipsys are true, correct and complete.

4.2 Subsidiaries. EPSI does not hold, nor has it ever held, directly or indirectly, any Capital Stock of any other Person. There are no obligations or other Contracts, contingent or otherwise, of EPSI to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

4.3 Capitalization.

(a) The authorized Capital Stock of EPSI consists of, and at all times since inception has consisted solely of 30,000 shares of Class A Common Stock, par value $1.00 per share, of which none are issued and outstanding, and 30,000 shares of Class B Common Stock, of which 322.58 shares are issued and outstanding. The Shares are held of record by the

Stockholders in the amounts set forth in Section 3.1 of the Stockholders’ Disclosure Schedule. The Stockholders have been the only stockholders of EPSI since the inception of EPSI. Except for the Shares, there is no outstanding EPSI Capital Stock, or securities or other interests exercisable or exchangeable for or convertible into EPSI Capital Stock.

(b) All issued and outstanding Capital Stock of EPSI is duly authorized, validly issued, fully paid and nonassessable, and none of such Capital Stock has been issued in violation of or is subject to any option, call, right of first refusal, preemptive, subscription or similar right. There are no, and there have never been any, options, warrants, calls, subscriptions, convertible securities, convertible debt or other rights or other Contracts which obligate EPSI to issue, or EPSI or any of the Stockholders to transfer, any Capital Stock of EPSI or any securities or other interests exercisable or exchangeable for, or convertible into, such Capital Stock. There are no obligations, contingent or otherwise, of EPSI to repurchase, redeem or otherwise acquire any of its Capital Stock. The outstanding Capital Stock of EPSI has been issued in compliance with all applicable securities laws and other Legal Requirements.

(c) EPSI does not have, and has not ever had, any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with its stockholders on any matter and there are no, and have never been any, equity equivalent interests in the ownership or earnings, or distributions upon liquidation or sale of assets, of EPSI.

(d) EPSI is not in default or breach (and no event has occurred which with notice or lapse of time or both, would constitute a breach or default) of any terms or provision of its articles of incorporation or by-laws.

4.4 Material Contracts; No Violation.

(a) Except for the Contracts listed in Section 4.4(a) of the Stockholders’ Disclosure Schedule, EPSI is not a party to, and none of its assets or properties is bound by, any:

(i) Contract that involves performance of services or delivery of Software or other products of EPSI or any other Person;

(ii) Contract with or obligation to any Governmental Entity, including but not limited to development agreements;

(iii) Contract for the future purchase of materials, services or equipment (A) with a future Liability potentially in excess of $3,000 in any instance or $10,000 in the aggregate, or (B) that are not cancelable by EPSI on no more than 60 days’ notice without liability, penalty or premium;

(iv) license, option, escrow agreement or other Contract relating in whole or in part to Company IP;

(v) lease, sublease or similar Contract under which (A) it is a lessor or sublessor of, or makes available for use to any Person, any portion of any premises otherwise occupied by it, or (B) it is a lessee or sublessee of, or holds or uses any real property owned by any other Person;

(vi) lease, sublease or similar Contract under which (A) it is a lessee or sublessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, or (B) it is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by it;

(vii) Contract with any of its officers, directors or employees or any of its former officers, directors or employees, including employee policies of EPSI (including any severance pay or change in control agreement or policy of EPSI to provide such payments, and whether such payments are payable upon a termination that is voluntary or non-voluntary);

(viii) employee collective bargaining agreement or other Contract with any labor union;

(ix) covenant not to compete or other Contract restricting, or imposing requirements related to, the conduct or location of its business;

(x) management, consulting, financial advisory or other similar type of Contract;

(xi) Contract under which it has borrowed any money from, or issued any Debt to, any Person;

(xii) Contract under which it or any other Person has guaranteed Debt or other obligations directly or indirectly;

(xiii) Contract that grants or contemplates the granting of a security interest in any of its assets or property;

(xiv) Contract not entered into in the ordinary course of business;

(xv) Contract providing for indemnification of any Person;

(xvi) power of attorney;

(xvii) Tax sharing or Tax allocation agreement;

(xviii) joint venture or partnership agreement or similar Contract;

(xix) Contract (A) that commits EPSI to make any fixed or contingent payment or expenditure or any related series of fixed or contingent payments or expenditures totaling more than $25,000 in any twelve-month period, or (B) that does not terminate pursuant to its terms within one year of the date hereof, and is not cancelable by EPSI within one year without liability, penalty or premium; or

(xx) any other Contract that is material to it that is not otherwise listed in Section 4.4(a) of the Stockholders’ Disclosure Schedule.

The Contracts listed on Section 4.4(a) of the Stockholders’ Disclosure Schedule, or required to be listed thereon, are referred to herein as the “Material Contracts.”

(b)(i) Each of the Material Contracts is valid, binding and in full force and effect and is enforceable against EPSI, and to the Knowledge of EPSI, the other parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws relating to creditors’ rights and general principles of equity, whether at equity or at law, (ii) EPSI has performed all material obligations required to be performed by it under the Material Contracts and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, (iii) to the Knowledge of EPSI, (A) no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, and (B) no event has occurred or circumstance or condition exists (with or without the lapse of time or the giving of notice, or both) that may contravene, conflict with, or result in a violation or breach of any Material Contract, result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Lien upon any of the assets or properties of EPSI under, or result in being declared void, voidable, or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Material Contract or provisions thereof; (iv) no party to any Material Contract has given any written notice of an alleged breach thereof or otherwise Threatened such a breach, and (v) EPSI has not received any written notice that any party to any Material Contract intends to cancel or terminate such Material Contract, to renegotiate such Material Contract, or to exercise or not exercise any options thereunder, and no such intent to cancel, terminate, renegotiate or exercise has been otherwise Threatened.

(c) Neither the execution and delivery by the Stockholders of this Agreement and the other Transaction Documents, nor the consummation by the Stockholders of the transactions contemplated herein and therein in accordance with the terms hereof and thereof, will violate, or conflict with, or result in a breach of any provision of, or constitute a material default (or an event that, with notice or lapse of time or both, would constitute a breach or default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Lien upon any of the assets or properties of EPSI under, or result in being declared void, voidable, or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Material Contract or provision thereof.

(d) No Consent of any party to a Material Contract is required in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

(e) True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms), of the Material Contracts entered into on or prior to the date hereof have been provided to Eclipsys and true, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of any Material Contracts entered into after the date hereof will be provided to Eclipsys promptly after being so entered into. There are no the terms of any Material Contract not set forth in the copies thereof provided to Eclipsys. The terms and conditions of all of the Material Contracts were negotiated at arm’s length.

4.5 Financial Statements; No Undisclosed Liabilities.

(a) Section 4.5(a) of the Stockholders’ Disclosure Schedule sets forth true and complete copies of (i) EPSI’s statement of income for the twelve-month periods ended December 31, 2005 and 2004, (ii) EPSI’s balance sheet as of December 31, 2006 and the related statement of income and cash flows for the twelve-month period then ended, together with the review report thereon of Bender, Weltman, Thomas, Perry & Co., PC, independent certified public accountants, and (iii) the 2007 Audited Financial Statements (collectively, the “Financial Statements.”)

(b) The Financial Statements (i) were prepared by EPSI in accordance with the books and records of EPSI, (ii) are true, correct and complete in all material respects; and (iii) fairly present the financial condition and results of operation of EPSI as of the dates and for the periods covered thereby (consistently applied, except as disclosed therein). The Financial Statements do not contain any material items of a special or nonrecurring nature, except as expressly stated therein. The 2007 Audited Financial Statements fairly present the financial condition and results of operation of EPSI as of the dates and for the periods covered thereby, all in accordance with GAAP (consistently applied, except as disclosed therein). No financial statements of any other Person are required by GAAP to be included in the financial statements of EPSI.

(c) There are no Liabilities of EPSI other than: (i) Liabilities accrued on the Balance Sheet contained in the 2007 Audited Financial Statements; and (ii) current Liabilities incurred and unpaid since the Audited Balance Sheet Date that have been incurred in the ordinary course of business consistent with past practice, that are accrued on the balance sheet of EPSI as of the Closing Date, and included in Current Liabilities and the Closing Date Net Working Capital calculation.

4.6 No Violations; Consents.

(a) The execution and delivery by the Stockholders of this Agreement, and the other Transaction Documents and the consummation of the transactions contemplated herein and therein in accordance with the terms hereof or thereof will not:

(i) conflict with or result in a breach of any provisions of the articles of incorporation or by-laws of EPSI; or

(ii) violate any settlement agreement, Order or Legal Requirement applicable to EPSI, or its properties or assets; or

(iii) result in the imposition of any Lien upon or with respect to any of the assets or properties owned or used by EPSI.

(b) No Consent is required to be made by or with respect to EPSI in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby.

4.7 Compliance; Permits; Litigation.

(a) EPSI is, and at all times has been, in compliance in all material respects with all settlement agreements, Permits, Orders, and Legal Requirements to which it or any of its properties, assets, operations or business is subject and all non-governmental restrictions as to its property or asset use. To the Knowledge of EPSI, no event has occurred or circumstance or condition exists that (with or without the lapse of time, the giving of notice, or both) (A) may constitute or result in a violation by EPSI of, or a failure on the part of EPSI to comply in all material respects with the terms of any settlement agreement, Permit, Order, or Legal Requirement, or (B) may give rise to any obligation of EPSI to undertake or bear all or any portion of the cost of any remedial action of any nature. Neither EPSI nor any of the Stockholders has received any written notice or other written communication from any Governmental Entity or other Person regarding any actual, alleged, possible or potential material violation of, or material failure to comply with, the terms of any settlement agreement, Permit, Order, or Legal Requirement, or that give rise to any obligation of EPSI to undertake, or bear all or any portion of the cost of, any remedial action of any nature, and no such actual, alleged, possible or potential material violation or failure to comply or obligation has been otherwise Threatened.

(b) EPSI has at all times obtained all material licenses, permits, easements, variances, exemptions, consents, certificates, orders, approvals and other authorizations required by applicable Legal Requirements in connection with its business (collectively, “Permits”). All Permits currently held by it collectively constitute all of the Permits necessary to permit EPSI to lawfully conduct and operate its business and to own and use its assets and properties in the manner it currently operates the business and owns and uses such assets and properties, and all such Permits are in full force and effect. Section 4.7(b) of the Stockholders’ Disclosure Schedule sets forth a list of the material Permits held by EPSI. No material Permit held by EPSI (A) is scheduled to expire within the period beginning on the date hereof through six months after the Closing, or (B) will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

(c) To the Knowledge of EPSI, there is no proposed plan, proceeding or effort or proposed change to any Legal Requirements, whether or not directly involving EPSI, by any Governmental Entity or other Person which in any way challenges or would be reasonably expected to adversely affect EPSI or the Business, including any Permits.

(d) (i) Section 4.7(d)(i) of the Stockholders’ Disclosure Schedule sets forth a list and description of all pending and, to the Knowledge of EPSI, threatened,

lawsuits, arbitrations, proceedings, investigations or other claims against EPSI, its officers, directors or employees (as such), or any of its properties, assets, operations or business, including but not limited to any action which would be reasonably expected to prevent or materially alter or delay the transactions contemplated by this Agreement and the other Transaction Documents.

(ii) There is no lawsuit, arbitration, proceedings, investigations or other claim by EPSI pending, threatened or contemplated against any other Person.

(iii) To the Knowledge of EPSI, no event has occurred or circumstance or condition exists that may give rise to or serve as the basis for the commencement of any lawsuit, arbitration, proceeding, investigation or other claim described in Section 4.7(d)(i) or (ii).

(e) EPSI is not a party to, and its assets and properties are not subject to, any Order, or any settlement agreement with any Governmental Entity or arbitration tribunal.

4.8 Absence of Certain Changes.

(a) Since January 1, 2008, EPSI has conducted its business only in the ordinary course of such business consistent with past practice and there has not been:

(i) any event that has occurred or circumstance or condition that exists which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Change;

(ii) except for the Cash Dividend, any declaration, setting aside or payment of any dividend or other distribution with respect to the Capital Stock of EPSI or any redemption or repurchase of any Capital Stock of EPSI, or, any other payment by EPSI of any kind to any Stockholder or any Affiliate of any Stockholder (other than salary or employment related expenses in the ordinary course of business consistent with past practice);

(iii) any material change in the accounting principles, practices or methods of EPSI;

(iv) any amendment to the articles of incorporation or bylaws of EPSI;

(v) any increase in the salaries or other compensation payable to any officer, director or employee of EPSI or any increase in, or addition to, other benefits to which such officer, director or employee may be entitled (except as required by the terms of plans as in effect on the date of this Agreement and which are listed on Section 4.10(a) of the Stockholders’ Disclosure Schedule or as required by law);

(vi) any material adverse change, or to the Knowledge of EPSI, any threat of a material adverse change, in the relations of EPSI with, or any loss or threat of loss of, any of the suppliers or customers or employees of EPSI;

(vii) any sale, assignment, transfer, license or other disposal of any Intellectual Property or interest therein, except licenses of the Software Products to customers in the ordinary course of business consistent with past practice;

(viii) any termination, cancellation, amendment or waiver of any material Contract or other right material to EPSI; or

(vix) any agreement to take any action or omit to take any action (A) described in this Section 4.8, or (B) that would constitute a breach of any of the representations and warranties of the Stockholders contained in this Agreement.

(b) EPSI is currently operating the Business in substantially the same manner as conducted on January 1, 2007, and at all times since such date, including operations relating to sales, marketing, and products.

4.9 Taxes.

(a) All Tax Returns that were required to be filed with respect to EPSI have been accurately prepared and timely filed. All such Tax Returns are true, correct, and complete in all respects and such Tax Returns were prepared in substantial compliance with all applicable Legal Requirements. EPSI has at all times complied with applicable Legal Requirements pertaining to Taxes, including, without limitation, all applicable Legal Requirements relating to record retention.

(b) EPSI has timely paid all Taxes that have become due or payable (without regard to whether or not such Taxes are shown on any Tax Return) and has established in the 2007 Audited Financial Statements an adequate reserve for all Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) that have accrued but are not yet due or payable.

(c) No claim has been made by any taxing authority in any jurisdiction where EPSI does not file Tax Returns that EPSI is or may be subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations with respect to any Tax Returns have been given by or requested from EPSI.

(d) No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to EPSI. All deficiencies asserted or assessments made against EPSI as a result of any examinations by any Taxing authority have been fully paid. No issue has been raised in any such examination, audit, or other proceeding, which by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency in Taxes of EPSI.

(e) There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of EPSI.

(f) EPSI is not a party to or bound by any closing agreement, offer in compromise, or other agreement with any Taxing authority that could affect Taxes for which EPSI or Eclipsys may be liable.

(g) EPSI has not been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes.

(h) EPSI is not a party to any plan or other Contract that has resulted or would result, separately or in the aggregate, in connection with this Agreement, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(i) EPSI has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(j) EPSI will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) ”closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, or (iii) installment sale or open transaction disposition made on or prior to the Closing Date.

(k) EPSI (and any predecessor of EPSI) has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 since January 1, 2001, and EPSI will be an S corporation (i) up to and including the Closing Date if a Section 338(h)(10) Election is made, or (ii) up to and including the day before the Closing Date if Section 338(h)(10) Election is not made.

(l) EPSI has no potential liability for any Tax under Code Section 1374. EPSI has not in the past 10 years (i) acquired assets from another corporation in a transaction in which EPSI’s tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor, or (ii) the stock of any corporation that is a qualified subchapter S subsidiary.

4.10 Certain Employee Plans.

(a) Section 4.10(a) of the Stockholders’ Disclosure Schedule lists all Company Benefit Plans. With respect to each Company Benefit Plan, true, complete and correct copies of such plans and the most recent summary plan descriptions thereof and any summaries of material modifications, if any, have been furnished to Eclipsys, along with the two most recent annual reports on Form 5500 (including schedules) filed with the Internal Revenue Service for each Company Benefit Plan where such report is required and the most recent favorable IRS determination letter for each Company Benefit Plan that is intended to be qualified pursuant to Section 401(a) of the Code.

(b) Neither EPSI nor any ERISA Affiliate sponsors, maintains or contributes to or has ever sponsored, maintained, contributed to, or incurred an obligation to contribute or incurred any liability (contingent or otherwise) with respect to any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) or any other employee benefit plan that is subject to Title IV of ERISA, Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code.

(c) EPSI does not provide any health, welfare or life insurance benefits to any of its former or retired employees other than pursuant to Section 4980B of the Code or similar state laws.

(d)(i) Each Company Benefit Plan has been maintained and operated in all material respects in accordance with its terms and all applicable Legal Requirements.

(ii) EPSI has in all material respects performed all obligations, whether arising by operation of any Legal Requirements or by Contract, required to be performed by it in connection with the Company Benefit Plans.

(iii) To the Knowledge of EPSI, there have been no defaults or violations by any other party to the Company Benefit Plans.

(iv) There are no actions, suits, or claims pending (other than routine claims for benefits) or, to the Knowledge of EPSI, threatened against, or with respect to, any of the Company Benefit Plans, there is no matter pending with respect to any of the Company Benefit Plans before any Governmental Entity, and to the Knowledge of EPSI, there is no basis for any such action, suit or claim.

(v) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined to be so qualified by the Internal Revenue Service, and since the date of each most recent determination, there has been no event, condition or circumstance that has adversely affected or is reasonably likely to adversely affect such qualified status.

(vi) No fiduciary or party in interest of any Company Benefit Plan has participated in, engaged in or been a party to any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively.

(vii) EPSI and its ERISA Affiliates have made full and timely payment of all amounts required to be contributed or paid as expenses or accrued such payments in accordance with normal procedures under the terms of each Company Benefit Plan and applicable Legal Requirements.

(e) The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby (either alone or in combination with any other action or event) will not (i) require EPSI to make a larger contribution to, or pay greater benefits or provide other rights under, any Contract or Company

Benefit Plan than it otherwise would, (ii) create or give rise to any additional vested rights or service credits under any Contract or Company Benefit Plan, or (iii) entitle any employee, officer or director of EPSI to severance, termination allowance or similar payments. EPSI is not a party to any Contract, nor has EPSI established any other policy or practice, requiring it to make a payment or provide any other form of compensation or benefit to any person performing services for EPSI upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

(f) In connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other action or event), no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made under any Contract, Company Benefit Plan or otherwise that would result in the imposition of the sanctions imposed under Section 4999 of the Code.

(g) Each employee has been correctly classified for purposes of each Company Benefit Plan as an eligible or ineligible employee and any retroactive re-classification will not affect any employee’s benefit under any Company Benefit Plan.

(h) Each Company Benefit Plan that is a nonqualified deferred compensation plan (as defined under Section 409A of the Code) satisfies the applicable requirements of Sections 409A(a)(2),(3), and (4) of the Code, and has, since January 1, 2005, been operated in good faith compliance with Sections 409A(a)(2), (3), and (4) of the Code.

4.11 Labor Matters.

(a) EPSI is not a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of EPSI, threatened against EPSI or relating to its business. There has not been and, to the Knowledge of EPSI, there are no, organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of EPSI. There are no pending claims or controversies by or between EPSI and any of its current or former employees. To the Knowledge of EPSI, no such claims or controversies are threatened and no event has occurred or circumstances or conditions exist that would support a claim by any current or former employee against EPSI. None of the Stockholders or EPSI has received notice of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of EPSI. EPSI is and has always been in compliance in all material respects with all applicable Legal Requirements relating to employees and the employment of labor, including provisions thereof relating to wages, hours, equal opportunity and collective bargaining.

(b) Section 4.11(b)(i) of the Stockholders’ Disclosure Schedule sets forth a complete and accurate list of all employees employed by EPSI, including, the salaries or wages or other payment terms, and positions and duties of each such employee, the state in which such employee is located, and the classification of each such employee under all applicable federal and state laws and regulations. Each such employee is hired “at will,” meaning EPSI or such employee can terminate such employment, with or without cause, at any time, without liability. Section 4.11(b)(ii) of the Stockholders’ Disclosure Schedule sets forth a complete and accurate list of (i) all current independent contractors of EPSI, (ii) all independent contractors of EPSI, engaged within the last two years, that contributed to, or participated in the creation or development of any of the Software Products or other Company Owned IP, and (iii) all independent contractors of EPSI, engaged within the last two years, that provided legal or accounting services to EPSI. All Persons who have performed services for EPSI and have been classified as independent contractors, and all Persons who have performed services for EPSI and have been classified as exempt employees not entitled to overtime pay, have been at all times properly classified as such in accordance with all applicable federal and state laws and regulations. EPSI has complied in all respects with all applicable wage and hour requirements under state and federal law. The classification, job description or duties of the employees of EPSI and independent contractors of EPSI have not been changed. Section 4.11(b)(iii) of the Stockholders’ Disclosure Schedule contains a complete and accurate list of each former employee of EPSI receiving benefits or entitled to receive benefits under any life insurance, medical insurance or other coverage or benefits offered by EPSI or which EPSI is obligated to provide or fund.

(c) To the Knowledge of EPSI, no employee of EPSI is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee and any other Person that in any way adversely affects or will affect (i) the performance of his or her duties as an employee of EPSI, or (ii) the ability of EPSI to conduct its business. No Key Employee has threatened to terminate his or her employment with EPSI, as a result of the transaction contemplated hereby or otherwise.

(d) There have not been and is no pending or, to the Knowledge of EPSI, threatened, discrimination, wrongful termination or wage and hour proceedings, claims, charges or complaints against or involving the Stockholders or EPSI before the National Labor Relations Board, the Occupational Safety & Health Administration (OSHA), the Equal Employment Opportunity Commission (EEOC), or any other Governmental Entity, and, to the Knowledge of EPSI, no event has occurred or circumstances or conditions exist that would support such a claim.

4.12 Restrictions on Business Activities.

(a) There is no Order or Legal Requirement, or other action by a Governmental Entity, pending before a Governmental Entity or, to the Knowledge of EPSI, being considered by a Governmental Entity, which has or would have the effect of restricting the conduct of the Business.

(b) None of the Stockholders, EPSI, or, to the Knowledge of EPSI, any other Affiliate of the Stockholders, or any director, officer, agent, employee, consultant or contractor of any of such Persons, has directly or indirectly: (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services, that is illegal, or violates any policy of EPSI (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of EPSI or any Affiliate of EPSI; or (ii) established or maintained any fund or asset that has not been recorded in the books and records of EPSI.

4.13 Real Property.

(a) Section 4.13(a) of the Stockholders’ Disclosure Schedule provides a true, correct and complete list of all of the Contracts relating to all real property leased to EPSI (which property includes EPSI’s right title and interest in any leasehold improvements thereon and personal property and fixtures therein, and in each case all of EPSI’s rights and interest in any other rights, subleases, licenses, permits, deposits and profits appurtenant or related to such Lease, the “Leased Real Property”). The Leased Real Property constitutes all the fee and leasehold interests in real property held by EPSI or for use in connection with, necessary for the conduct of, or otherwise material to, the Business.

(b) EPSI has valid and enforceable Leases relating to the Leased Real Property under which EPSI is entitled to occupy and use such Leased Real Property in connection with the operation of the Business, and there is no breach or default on the part of EPSI under any such Lease or, to the Knowledge of EPSI, any other party to any such Lease.

(c) To the Knowledge of EPSI, all of the buildings, fixtures and other improvements respecting the Leased Real Property are in good operating condition and repair, and the operation thereof as presently conducted is not in violation of any applicable building code, zoning ordinance or other Legal Requirements.

4.14 Intellectual Property.

(a) Section 4.14(a)(i) of the Stockholders’ Disclosure Schedule sets forth a true, complete and accurate list of all material Company Owned IP (other than trade secrets and know how), indicating (i) for each item thereof the beneficial owner thereof and, if different, the record owner thereof; (ii) whether such Company Owned IP is Company Registered IP; and (iii) for Company Registered IP (A) the applicable registration or application, issuance or other identifying number, (B) the date, status, and applicable territories of such registration, issuance or filing, as applicable, and (C) the status, including the date and description of any action that is due within 90 days of the date hereof in connection with such registration, issuance or filing, as applicable. In the case of any Company Registered IP in which a Person other than EPSI holds an ownership interest, Section 4.14(a)(ii) of the Stockholders’ Disclosure Schedule identifies such Company Registered IP and Person and accurately and fully describes the extent of such interest. All Company Owned IP was created solely by employees of EPSI and without any participation or funding by any Governmental Entity or other third party. No Person has an ownership interest in any Company Owned IP of EPSI that would entitle them to exploit the Company Owned IP without the consent of EPSI and no such consents have been given by EPSI.

(b) Section 4.14(b) of the Stockholders’ Disclosure Schedule (i) sets forth a true, complete and accurate list of all Company Licensed IP that is (A) incorporated into the products of EPSI provided to customers or provided to customers in connection with products or services of EPSI, (B) ”resold” or sublicensed to customers by EPSI, (C) used by EPSI as a development tool (excluding commercial PC applications, such as Word or Windows, that are not incorporated into EPSI’s products and are subject to off-the-shelf shrink-wrap licenses at a cost of less than $5,000 (“Off-the-Shelf Software”)); or (D) material to the Business and is not covered under clauses (A), (B) or (C); (ii) identifies the license or other Contract pursuant to which such Company Licensed IP is being licensed to or used by EPSI (each, a “License-In Agreement”); (iii) sets forth, to the extent applicable, the number or quantity of copies of the Company Licensed IP that EPSI is permitted to use or distribute, the number or quantity that EPSI is using or distributing, and the number or quantity that EPSI expects to use or distribute in the next three years; and (iv) sets forth a complete and accurate list of the amount of any remaining unused prepaid royalty and identifies those License-In Agreements under which such royalty or license fee was paid. True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of all License-In Agreements have been provided to Eclipsys. Without limiting the foregoing, EPSI has acquired rights to all Company Licensed IP (including without limitation Off-the-Shelf Software) in sufficient quantities and of sufficient scope to cover all of EPSI’s past and current use(s) and copies of the Company Licensed IP and those reasonably anticipated to be needed (y) for internal use during the year after the Closing Date in accordance with current business plans, and (z) for the duration of the terms (including during any periods subject to a renewal right) of any Contract with or binding on EPSI or its properties pursuant to which Company Licensed IP is used by third parties. Furthermore, the rights licensed under each License-In Agreement shall be exercisable by EPSI on and after the Closing Date to the same extent and at the same cost as EPSI had prior to the Closing Date, and no Person granting rights under any License-In Agreement has given notice in writing, or such other form as permitted by such License-In Agreement, to the Stockholders or EPSI or, to the Knowledge of EPSI, Threatened that it intends to terminate such License-In Agreement prior to the expiration of the existing term thereof or to deny any request for an extension of such term.

(c) EPSI has good and valid title to all of the Company Owned IP, free and clear of any Liens, and (i) all registrations, applications and filings for the Company Registered IP are valid, enforceable, and in full force and effect, and (ii) EPSI has the right to enforce the Company Owned IP against the Stockholders and third parties. EPSI is not, and will not with the passage of time or satisfaction of conditions become, obligated to make any payment to any Person in connection with the manufacture, use, sale, importation, distribution, display, modification or other exploitation of any Company Owned IP or Software Products. EPSI is free to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit all Company Owned IP on an exclusive basis subject only to nonexclusive (x) use pursuant to end-user licenses granted to customers; (y) distribution rights granted to the resellers or distributors listed in Section 4.14(c) of the Stockholders’ Disclosure Schedule; and (z) nondisclosure or confidentiality agreements pursuant to which any Person has been granted access to Company Owned IP but in which such agreement does not grant the right to exploit such Company Owned IP; in each case of (x) through (z) in the ordinary course of business consistent with past practice and disclosed to Eclipsys prior to the date hereof. No current or former employee, officer, director, stockholder, consultant or independent contractor of EPSI has any valid right, claim or interest in or with respect to any Company IP which would impair or which could give rise to the impairment of the use, distribution, license or other exploitation of the Company IP by EPSI or Eclipsys or their transferees.

(d) EPSI has taken reasonable measures and precautions to protect, preserve and maintain the confidentiality and secrecy of all trade secrets and other confidential information material to the Business, including at a minimum (i) maintaining the security of its facilities and systems so that confidential information and trade secrets are not available to

Persons who are not authorized to have access; (ii) policing the use of such information; and (iii) taking appropriate action to address any misuse, or compromise of the confidentiality of such information. None of the Stockholders or EPSI has disclosed or delivered or has permitted to be disclosed or delivered to any Person, and no Person (other than employees of EPSI who need such information in the course of their employment) has access to or has any rights with respect to, trade secrets and other confidential or proprietary information material to the Business, the source code or any portion or aspect of the source code related to the Software Products or otherwise material to the Business, or any proprietary information or algorithm contained in any source code related to the Software Products or of any other Software that comprises Company Owned IP, other than instances where such trade secrets, confidential information and source code has been disclosed subject to an agreement with any Person pursuant to which such Person is required to maintain, and to the Knowledge of EPSI has not breached, the confidentiality thereof. Without limiting the generality of the foregoing, EPSI has consistently (A) required each Person who has contributed to, or participated in the creation or development of any of the Software Products or other Company Owned IP to execute and deliver to EPSI an agreement, in the form of Section 4.14(d)(i) of the Stockholders’ Disclosure Schedule, or another form provided to Eclipsys prior to the date hereof, assigning all rights in the Software Products and other Company Owned IP, and all such agreements are in full force and effect, and (B) marked confidential or trade secret materials as such prior to disclosure of such materials to any third party. EPSI does not have any source code, or any portion or aspect of source code, currently maintained in escrow, and no customer or other Person entitled to require source code, or any portion thereof, to be delivered to escrow has requested such a delivery to escrow or requested delivery directly to such customer or other Person in connection with or in lieu of such escrow arrangement. Section 4.14(d)(ii) of the Stockholders’ Disclosure Schedule sets forth all Software escrow Contracts relating to the Software Products or any other Software that comprises Company Owned IP and the parties to such escrow Contracts. True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of all such escrow Contracts have been provided to Eclipsys.

(e) (i) None of the Company Owned IP or any of the products or services of EPSI or the Intellectual Property used by EPSI in its operations that is not Company Licensed IP, infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any third party and none of the Stockholders or EPSI has received (A) any written notice or claim in the past six (6) years, and no Person has Threatened during such period to provide a notice or claim alleging or asserting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, or (B) any written notice or claim alleging or asserting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred. No confidential information or invention owned by any former employer of any current or former employee or consultant of EPSI is incorporated into, used or relied upon in the products or services of EPSI. There is not any pending claim or demand which challenges the ownership, legality, validity, enforceability, use, exploitation or modification by EPSI of such Company Owned IP or any of the products or services of EPSI or the Intellectual Property used by EPSI in its operations which is not Company Licensed IP, and to the Knowledge of EPSI no such claim or demand is threatened and no facts or circumstances exist that could reasonably be expected to result in such a claim or demand. No Company Owned IP or any of the products or services of EPSI or the Intellectual Property used by EPSI in its operations which is not Company Licensed IP, is subject to any outstanding Order restricting the use thereof by EPSI or, in the case of any Intellectual Property licensed to others, restricting the sale, transfer, assignment or licensing thereof by EPSI to any Person.

(ii) To the Knowledge of EPSI, the use by EPSI of the Company Licensed IP does not infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any other Person.

(iii) EPSI has the right to grant the licenses it grants in the course of its business.

(iv) EPSI has the right to conduct its business as it is currently conducted.

(v) The Company IP held by EPSI: (A) constitutes all of the Intellectual Property used in or necessary for the conduct of the Business; and (B) constitutes all of the Intellectual Property necessary to operate such Business after the Closing in substantially the same manner as the Business has heretofore been operated by EPSI. No rights in any Intellectual Property other than the Company IP are necessary to avoid infringing any intellectual property or other legal or contractual right of any Person in the conduct of the Business as currently or previously conducted, or as currently contemplated by EPSI.

(f) All Company Registered IP is (i) valid, enforceable to the full extent permitted by the jurisdiction in which it is registered and in full force and effect, and (ii) all maintenance, annuity and other fees due in respect of such Company Registered IP have been fully paid and all filings applicable thereto have been properly made. No trademark included in the Company Registered IP is now involved in any opposition or cancellation proceeding and no trademark that is currently used by EPSI has been involved in any opposition or cancellation proceeding. No patent or patent application included in the Company Registered IP is now involved in any interference, reissue or reexamination proceeding.

(g) To the Knowledge of EPSI, no Person is infringing or misappropriating any Company Owned IP in any material respect or making any unlawful use of any products of EPSI in any material respect. None of the Stockholders or EPSI (including its representatives) has given notice to any Person in the last three years of any such infringement, misappropriation or unlawful use or alleged infringement, misappropriation or unlawful use. EPSI has not initiated nor is it maintaining before a court or in an arbitration proceeding claims or causes of action against other Persons for infringement or misappropriation by such Persons of Company Owned IP (including claims for past infringement or misappropriation of Intellectual Property). EPSI has not, during the last twelve months, threatened in a writing sent by the legal counsel of EPSI to initiate such proceeding.

(h) No Company IP, incorporated into or used in conjunction with any product, system, program or Software that is or was used in or that relates to the assets of EPSI contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

(i) The existing and currently manufactured and marketed products of EPSI have the features and perform the functions described in (i) any agreed specifications, responses to requests for proposals or end user documentation, provided to customers or potential customers of EPSI, and (ii) any Contracts or representations made by EPSI or its representatives (either orally or in writing) that such customers or potential customers could reasonably rely on in deciding to purchase the products (notwithstanding any subsequent disclaimer of any representations or warranties) or would reasonably be expected to rely upon when licensing or otherwise acquiring such products, in each case, subject to subsequent changes expressly requested by the customer, and neither the Stockholders nor EPSI has received any notice or complaints alleging that such products do not perform as so described. EPSI has performed all material obligations (legal and contractual) required to be performed by it under the Contracts with customers and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, and, with respect to material obligations required to be performed under such Contracts that are not yet due, there is no reason to expect that such obligations will not be fulfilled when they become due.

(j) No Company Owned IP is, in whole or in part, subject to the provisions of any open source, quasi-open source or other source code license agreement that (i) requires the distribution of source code in connection with the distribution of the licensed software in object code form; (ii) prohibits or limits EPSI or any Affiliate from charging a fee or receiving consideration in connection with sublicensing or distributing such licensed software (whether in source code or object code form); or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law, including without limitation, any version of any of the following: (A) GNU’s General Public License (“GPL”) or Lesser/Library GPL, (B) The Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Berkeley software design (“BSD”) license including Free BSD or BSD-style license, (F) the Sun Community Source License, (G) an Open Source Foundation License (e.g., CDE and Motif UNIX user interfaces), and (H) the Apache Server license.

(k) EPSI has taken all reasonable actions to document any Software and its operation that is part of the Company IP, such that the materials comprising the Software, including the source code and documentation, have been written in a clear and professional manner so that they may be understood, modified and maintained in an efficient manner by reasonably competent programmers and comply with all applicable contractual requirements.

(l) EPSI has not exported or transmitted Software, trade secrets or any other technical information, including any technical data, or the direct product of such data, to or in any country to which such export or transmission or creation is restricted by any applicable Legal Requirement, without first having obtained all necessary and appropriate United States or other Government Entity Permit(s). Section 4.14(l) of the Stockholders’ Disclosure Schedule

identifies all Software Products and any other Software that comprises Company Owned IP which incorporate encryption subroutines, listing for each applicable Software Product or other Software the modules upon which such subroutines operate and the type of encryption employed with respect to each such module.

(m) Without limiting the foregoing, the Software Products are wholly-owned by EPSI and none of the Stockholders has any rights or interests therein.

(n) The sole shareholders of CPM are, and at all times have been, the Stockholders. CPM has not engaged in any business activities, other than initial sales activities, not resulting in any sales or licenses, and has not made any derivative works from, or, excluding its agreement with EPSI, entered into any Contract related to, the Software Products or any other Company Owned IP.

(o)(i) Each Contract relating to Company IP, other than licenses of Software Product to customers in the ordinary course of business consistent with past practice (each, a “Company IP Contract”) is valid, binding and in full force and effect and is enforceable by EPSI in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws relating to creditors’ rights and general principles of equity, whether at equity or at law; (ii) EPSI has performed all material obligations required to be performed by it under the Company IP Contracts and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder; and (iii) to the Knowledge of EPSI, no other party to any of the Company IP Contracts is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of the Company IP Contracts entered into on or prior to the date hereof have been provided to Eclipsys and true, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of any Company IP Contracts entered into after the date hereof will be provided to Eclipsys promptly after being so entered into.

(p) Neither the execution and delivery by the Stockholders of this Agreement and the other Transaction Documents, nor the consummation by Stockholders of the transactions contemplated herein and therein in accordance with the terms hereof and thereof, will violate, or conflict with, or result in a breach of any provision of, or constitute a material default (or an event that, with notice or lapse of time or both, would constitute a breach or default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Lien upon any of the material properties of EPSI, or result in being declared void, voidable, or without further binding effect, any of the provisions of any Company IP Contract.

(q) The Software Products will, in their intended and ordinary use, not cause the violation of any applicable Legal Requirements restricting the collection, use, retention or distribution of personally identifiable information, including without limitation the Health Insurance Portability and Accountability Act of 1996 and the regulations issued by the United States Department of Health and Human Services thereunder (collectively, ”Privacy Regulations”). EPSI has not violated and is not violating any Privacy Regulations.

4.15 Other Assets.

(a) EPSI owns beneficially and of record, and has good and valid title to, all assets reflected on the 2007 Audited Financial Statements or thereafter acquired (except those sold or otherwise disposed of since the Audited Balance Sheet Date in the ordinary course of business consistent with past practice and not in violation of this Agreement), in each case free and clear of all Liens, except mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, and Liens for Taxes or assessments which are not due and payable or which may thereafter be paid without penalty.

(b) All the material tangible personal property of EPSI has been maintained in accordance with generally accepted industry practice and is in good operating condition and repair, ordinary wear and tear excepted. The assets owned or leased by EPSI include all of the properties and other assets necessary to conduct the Business as currently conducted and planned by EPSI.

(c) All of the books and records of EPSI (including without limitation, the financial records and minute books of EPSI) are true, complete and accurate in all material respects and have been maintained in accordance with generally accepted business practices. The Stockholders have made true, complete and accurate copies of such books and records available to Eclipsys, and at the Closing, all of such books and records will be in the possession of EPSI.

4.16 Environmental Matters. Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on EPSI: (a) EPSI is now and always has been in compliance with all Environmental Laws; (b) EPSI has all Permits necessary under Environmental Laws for the conduct and operation of the business as now being conducted by EPSI, and, to the Knowledge of EPSI, all such Permits are in good standing; (c) there is not now, and to the Knowledge of EPSI there has not been, any Hazardous Material used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any property owned, leased or operated by EPSI except in compliance with all applicable Environmental Laws; (d) none of the Stockholders or EPSI has received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Material or alleged violation of, or non-compliance with, any Environmental Law; (e) there is no site to which EPSI has transported or arranged for the transport of Hazardous Material which, to the Knowledge of EPSI, is or may become the subject of any environmental action; and (f) no event has occurred, and no circumstance or condition exists that, with or without notice or lapse of time, or both, might form the basis of any Liability of EPSI pursuant to Environmental Laws.

4.17 Insurance.

(a) Section 4.17(a) of the Stockholders’ Disclosure Schedule contains a true and complete list of all liability, property, workers’ compensation, directors’ and officers’ liability, life and other insurance policies (i) currently in effect and (ii) in effect at any time since

January 1, 2005, that are currently in the possession of EPSI or the Stockholders, in each case that insure or did insure the business, operations, directors, or employees of EPSI or affect or relate to the ownership, use or operation of any of the property or assets (both past and present) of EPSI, whether issued to EPSI or to any other Person for the benefit of EPSI (collectively, the “Insurance Policies”). The Stockholders have provided Eclipsys with true, accurate and complete copies of each Insurance Policy.

(b) With respect to Insurance Policies currently in effect: (i) the insurance coverage provided by the Insurance Policies will not terminate or lapse by reason of consummation of the transactions contemplated by this Agreement and the other Transaction Documents; (ii) the Insurance Policies were placed with insurers who are financially sound and reputable and, in light of the business, operations and assets of EPSI, are in amounts and have coverages that are reasonable and customary for Persons engaged in such businesses and operations and having such assets; (iii) the Insurance Policies are sufficient for compliance with all applicable Legal Requirements and Contracts to which EPSI is a party or by which its property or assets are bound; and do not provide for any retrospective premium adjustment or other experienced-based liability on the part of EPSI; and (iv) no side agreements or other Contracts exist that alter the terms of the Insurance Policies. Each current Insurance Policy is valid and binding and in full force and effect, no premiums due thereunder have not been paid.

(c) Section 4.17(c) of the Stockholders’ Disclosure Schedule contains a listing of all material open claims made or otherwise asserted by EPSI or its officers, directors or employees against any Insurance Policy. None of the Stockholders, EPSI, nor the Person to whom any Insurance Policy has been issued has received written notice that any insurer under such Insurance Policy is denying liability with respect to a claim thereunder or defending under a reservation of rights clause, or, to the Knowledge of EPSI, indicated any intent to do so or not to renew any such policy. All material claims under the Insurance Policies have been filed in a timely fashion. To the Knowledge of EPSI, the activities and operations of EPSI have been conducted in a manner so as to conform in all material respects to all applicable provisions of the Insurance Policies. EPSI has not failed to disclose any fact to the insurance companies or failed to take any other action, the consequences of which non-disclosure or failure to take action would render any Insurance Policy void, or voidable, or suspend, impair or defeat in whole or in part such insurance coverage. None of the Stockholders, EPSI nor the Person to whom such policy has been issued has received (A) any refusal of coverage from any insurer from which EPSI sought coverage, (B) any notice of cancellation or termination or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder, or (C) any notice that EPSI is in default under any Insurance Policy; and to the Knowledge of EPSI, no event has occurred and no circumstance or condition exists that, with or without notice or lapse of time or both, might form the basis of any such notice or refusal. For purposes of this Section 4.17(c), Insurance Policies shall include insurance policies that are not currently in the possession of EPSI or the Stockholders.

4.18 Warranties.

(a) The Stockholders have delivered to Eclipsys complete and accurate copies of all written warranties that are in effect with respect to EPSI’s products and services, including the Software Products. There have not been any material deviations from such warranties and none of the employees or agents of EPSI (i) is authorized to undertake obligations to any customer or to other third parties which expands such warranties, or (ii) has made any oral warranty with respect to such products or services of EPSI. Section 4.18(a) of the Stockholders’ Disclosure Schedule sets forth a list of all Warranty Claims currently made in writing against EPSI or otherwise Threatened, and the Stockholders’ reasonable judgment of the estimate of the aggregate Liability of EPSI in respect of such Warranty Claims. Such estimate was prepared in good faith, based on the Knowledge of EPSI, although the Stockholders do not provide any assurance that such aggregate Liability will not be exceeded. The foregoing sentence does not limit the Stockholders’ liability under Article VII.

(b) Without limiting the foregoing, Section 4.18(b) of the Stockholders’ Disclosure Schedule includes all documentation and other written materials pertaining to the Software Products that has been developed by or for EPSI and distributed to EPSI customers (the “Documentation”). The Software Products conform to the Documentation in all material respects, and EPSI has not made any representations or commitments regarding features or functionality of the Software Products other than as set forth in the Documentation.

(c) No customer has (i) made any claim or assertion that the Software Products do not conform to commitments made by EPSI, (ii) cancelled any Contract with EPSI, or (iii) refused to accept, or demanded a full or partial refund or abatement of purchase price for, Software Products delivered by EPSI pursuant to any Contract.

(d) EPSI has not (i) given any rebates or refunds on license, installation, or support fees that customers have contracted to pay, (ii) made any commitments to provide future services or Software without payment by the recipient thereof of EPSI’s ordinary fees, (iii) made any commitment to deliver any specific results or outcomes to any customer, (iv) had a material cost overrun (i.e. costs in excess of estimates) for any consulting services, or (v) committed to deliver to any customer any Software, or features or functionality thereof, that did not exist on the date the commitment was made.

(e) With respect to third party Software provided by EPSI to customers:

(i) the rights provided by EPSI to the customer are within the scope of what EPSI is permitted to provide pursuant to EPSI’s Contract with the third party provider thereof;

(ii) EPSI has obtained from the customer all end-user agreements and other commitments required by the third party provider thereof; and

(iii) any obligations undertaken by EPSI in respect of the third party Software (for example, but without limitation, representations regarding features or functionality, maintenance commitments, indemnities) are consistent with, and do not exceed, the corresponding obligations of the third party provider thereof to EPSI.

4.19 Customers; Suppliers.

(a) Section 4.19(a) of the Stockholders’ Disclosure Schedule sets forth a complete and accurate list of all present and past customers of EPSI, showing for each, by product and service, the contractual amounts due for Software license fees, installation and training services and initial annual maintenance payment rate and estimated project consulting service fee for contracts entered into during the years ended December 31, 2007 and 2006.

(b) Neither EPSI nor any of the Stockholders has received from any customer (i) any written notice of termination, or any written notice or assertion of material breach, misrepresentation, breach of warranty, Software defects, design errors or malfunctions, or other failures of EPSI to deliver upon any promises or legal or contractual obligations, and no such termination, or assertion of breach, misrepresentation, breach of warranty, Software defects, design errors or malfunctions, or other failures have been otherwise Threatened, nor to the Knowledge of EPSI, has any event occurred, or does any circumstance or condition exist that, with or without the giving of notice or lapse of time, or both, might form the basis of any such notice or assertion, or (ii) any written notice that any customer has ceased or intends to cease, its use of the products or services of EPSI, or materially reduced or intends to materially reduce such use, whether or not as a result of the transactions contemplated hereby, or has sought to reduce the price that it pays for such products and services, and no customer has otherwise Threatened such a cessation, or material reduction in use or price; and to the Knowledge of EPSI, no customer intends to provide such notice.

(c) Section 4.19(c) of the Stockholders’ Disclosure Schedule sets forth a complete and accurate list of all present and past suppliers of EPSI, from which EPSI ordered supplies or other products or services with an aggregate purchase price of more than $10,000 during the years ended December 31, 2007 and 2006, showing for each, the type of product or service purchased, and the amount of such purchases, during such periods.

(d) Neither EPSI nor any of the Stockholders has received from any supplier (i) any notice or threat of termination, or any notice or assertion of material breach, misrepresentation, breach of warranty, or other failures of EPSI to deliver upon any promises or legal or contractual obligations, nor to the Knowledge of EPSI, has any event occurred, or does any circumstance or condition exist that, with or without the giving of notice or lapse of time, or both, might form the basis of any such notice or assertion, or (ii) any notice that any supplier has ceased or intends to cease, supplying the products or services to EPSI, or materially reduced or intends to materially reduce such supply, whether or not as a result of the transactions contemplated hereby, or has sought to increase the price that EPSI pays for such products and services, other than general and customary price increases in the ordinary course of business, consistent with past practice, and to the Knowledge of EPSI, no supplier intends to provide such notice.

4.20 Accounts Receivable. Section 4.20 of the Stockholders’ Disclosure Schedule sets forth the Accounts Receivable of EPSI as of February 8, 2008, which schedule also sets forth the aging of each such Account Receivable. Such Accounts Receivable represent valid obligations of the obligor thereunder and arose in the ordinary course of business of EPSI. The Accounts Receivable of EPSI arising after February 8, 2008 represent valid obligations of the obligor thereunder and arose in the ordinary course of business. All of such Accounts Receivable, that have not been paid, are collectible in the ordinary course of business, net of the reserves shown on EPSI’s balance sheet (including the balance sheet as of the Closing Date, upon which the Closing Date Net Working Capital shall be based, and which reserves therein shall not represent a materially greater percentage of the Accounts Receivable than the reserves reflected on the February 8, 2008 financial statements).

4.21 Accounts Payable. Section 4.21 of the Stockholders’ Disclosure Schedule sets forth all Accounts Payable as of a date no more than five Business Days prior to the date hereof, which schedule also sets forth the date incurred, creditor and amount of each Accounts Payable. Such Accounts Payable arose, and as of the Closing, the Accounts Payable reflected in the Closing Date Net Working Capital calculation (the list of which, in the same format as Section 4.21 of the Stockholders’ Disclosure Schedule, will be provided to Eclipsys on or before the Closing), have arisen, in arm’s length transactions in the ordinary course of business of EPSI. No Accounts Payable are delinquent, and there are no bills representing amounts alleged to be owed by EPSI, or other alleged obligations of EPSI, which EPSI has disputed or determined to dispute or refuse to pay, all or any portion thereof.

4.22 Bank Accounts. Section 4.22 of the Stockholders’ Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which EPSI maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

4.23 No Brokers. Except for B. C. Ziegler and Company, no broker, finder or similar agent has been employed by or acted on behalf of, directly or indirectly, any Stockholder, or any of his Affiliates (including EPSI) in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby. None of the Stockholders nor any of their Affiliates (including EPSI) has entered into any arrangement or other Contract with any Person, or taken any other actions, which could obligate any Stockholder, Eclipsys, EPSI or any of their respective Affiliates to pay any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby, except for the engagement letter with B. C. Ziegler and Company, for which all obligations thereunder the Stockholders shall be solely liable.

4.24 Disclosure. No representation or warranty of the Stockholders contained in this Agreement or the certificates delivered pursuant to this Agreement, and no statement contained in the Stockholders’ Disclosure Schedule or such certificates, contains, or will contain upon delivery, any untrue statement of a material fact, or omits, or will omit upon delivery, to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading, or necessary to fully and fairly provide the information required to be provided in this Agreement. To the Knowledge of EPSI, there is no fact or circumstances existing or event that has occurred, that has specific application to EPSI (other than general economic or industry conditions), that has had or is reasonably likely to have a Material Adverse Effect on EPSI that has not been set forth in this Agreement, including the Stockholders’ Disclosure Schedule. To the extent that disclosures in the Stockholders’ Disclosure Schedule purport to summarize or describe documents, facts or other events, such summaries or descriptions accurately describe or summarize such documents, facts or events.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF ECLIPSYS

Eclipsys represents and warrants to the Stockholders, as of the date of this Agreement and as of the Closing Date, as follows:

5.1 Existence; Good Standing; Corporate Authority. Eclipsys is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Eclipsys is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of each other state of the United States in which such qualification is required, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Eclipsys.

5.2 Authorization, Validity, and Effect of Agreements. Eclipsys has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed by it, and the consummation by Eclipsys of the Stock Purchase and the other transactions contemplated herein and therein has been duly authorized by all requisite corporate action on the part of Eclipsys. This Agreement constitutes, and the other Transaction Documents to be executed by Eclipsys (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of Eclipsys, enforceable in accordance with their respective terms.

5.3 No Violation. Neither the execution and delivery by Eclipsys of this Agreement or the Transaction Documents, nor the consummation by Eclipsys of the transactions contemplated herein and therein in accordance with the terms hereof and thereof, will:

(i) conflict with or result in a breach of any provisions of the certificate of incorporation or by-laws of Eclipsys;

(ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the material properties of Eclipsys under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any material Contract to which Eclipsys or its Subsidiaries is a party, or by which any of their respective assets or properties are bound; or

(iii) require any Consent to be made by or with respect to Eclipsys.

5.4 No Brokers. Except for Piper Jaffray & Co., neither Eclipsys nor any of its Subsidiaries has entered into any Contract with any Person, or taken any other action, which may result in the obligation of any other party to this Agreement to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except for the engagement letter with Piper Jaffray & Co, for which all obligations thereunder Eclipsys shall be solely liable.

5.5 Funds. Eclipsys will have at the Closing Date the funds necessary to pay the Purchase Price in accordance with this Agreement.

5.6 Access to Data Room Information. Eclipsys acknowledges that it has reviewed or been afforded the opportunity to review all documents that were contained, as of the date that was one Business Day prior to the date hereof, in the electronic data room established by the Stockholders for the purpose of assisting Eclipsys to conduct its due diligence in connection with the Stock Purchase, all of which documents have been included on the compact disk delivered to Eclipsys on or before such date.

ARTICLE VI

COVENANTS

6.1 [Intentionally Omitted].

6.2 Further Action. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each party shall use its respective commercially reasonable efforts to take or cause to be taken all such necessary or desirable action.

6.3 [Intentionally Omitted].

6.4 [Intentionally Omitted].

6.5 Expenses . Except as set forth herein, all costs and expenses (including fees of attorneys, accountants and brokers or finders) incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, and if the Stock Purchase is consummated, the Stockholders shall pay all of the Seller Transaction Expenses as set forth in Section 2.3(a)(iv). Without limiting the foregoing, Eclipsys shall pay the fees and expenses of any broker engaged by Eclipsys and its Affiliates, including any disclosed in Section 5.4, and the Stockholders shall pay the fees and expenses of any brokers engaged by the Stockholders or their Affiliates (including EPSI), and including those disclosed in Section 4.23.

6.6 [Intentionally Omitted].

6.7 [Intentionally Omitted].

6.8 Directors. Effective as of the Closing Date, the Stockholders shall cause each director to resign from their position as a director of the Board of Directors of EPSI.

6.9 Stockholders’ Representative. The Stockholders shall at all times maintain a representative (the “Stockholders’ Representative”) for purposes of taking certain actions and giving certain consents on behalf of the Stockholders as specified herein. The Stockholders hereby appoint founder employee 1 as the Stockholders’ Representative, and agree to promptly appoint another person as the Stockholders’ Representative if the person so designated (or any successor thereof) is unwilling or unable to so act. The Stockholder’ Representative hereby accepts such appointment. Each of the Stockholders acknowledges that actions taken, consents given and representations made by the Stockholders’ Representative on behalf of the Stockholders pursuant hereto shall be binding upon the Stockholders, including all actions under Section 7.2(b) and under the Holdback Escrow Agreement. This appointment and grant of power and authority by each Stockholder is coupled with an interest and is irrevocable and shall not be terminated by any act of any Stockholder or by operation of law, whether by the death or incapacity of any individual Stockholder, or by the occurrence of any other event. The Stockholders’ Representative is authorized by the Stockholders to take any action on behalf of the Stockholders to facilitate or administer the transactions contemplated hereby, including, without limitation, amending this Agreement, and executing such other documents or instruments as the Stockholders’ Representative deems appropriate.

6.10 Employee Matters.

(a) The Employees of EPSI listed on Schedule 6.10(a) (other than the Stockholders) will continue as at-will employees of EPSI or Eclipsys or another Subsidiary of Eclipsys following the Closing, on terms to be determined by Eclipsys, in consultation with the Stockholders’ Representative. Employees of EPSI who continue in the employ of EPSI, or Eclipsys or a Subsidiary of Eclipsys, following a reasonable transition period determined by Eclipsys in consultation with the Stockholders’ Representative, will have benefits and be employed on terms, consistent with those provided by Eclipsys to its other employees at comparable levels in the organization, including annual base compensation plus an opportunity to receive equity based compensation and an annual bonus pursuant to the performance-based corporate bonus plan established annually by Eclipsys’ Board of Directors. Following the Closing, to the extent permitted by law, applicable tax qualification requirements and the terms of the applicable employee benefit plans and policies of Eclipsys, and subject to any generally applicable break in service or similar rule, Eclipsys shall recognize the years of service of each continuing employee of EPSI with EPSI prior to the Closing Date for purposes of vesting and eligibility to participate (but not benefit accrual) under the employee benefit plans and policies of Eclipsys; provided, however, that such service will not be recognized if recognition would result in a duplication of benefits for the same period of service or to the extent that such service was not recognized under the corresponding Company Benefit Plan.

(b) Nothing contained in this Agreement confers upon any employee of EPSI any right to continued employment or participation in any Company Benefit Plan or any employee benefit plan or policy of Eclipsys at any time after the Closing Date, nor shall anything contained herein be deemed an amendment or modification of any Company Benefit Plan or any employee benefit plan or policy of Eclipsys.

(c) Eclipsys shall be solely responsible for any required notice and payments under the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”) and any similar state statutes, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting any continuing employees of EPSI occurring after the Closing Date. The Stockholders shall cause EPSI to provide any required notice and payments under the WARN Act, and any similar state statutes, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting any employees of EPSI on or before the Closing Date.

6.11 Cash Dividend. On or before the Closing Date, the Stockholders shall cause EPSI to dividend to the Stockholders, in their Pro Rata Portion, cash in the amount of $1,320,473 (the “Cash Dividend”).

6.12 Release. In consideration of the payments of the Purchase Price by Eclipsys to the Stockholders and as a condition to the execution and delivery of this Agreement by Eclipsys, each Stockholder hereby gives the following general release effective as of the Closing Date:

(a) Each Stockholder on behalf of himself and his agents, heirs, successors and assigns, hereby irrevocably and unconditionally releases, acquits and forever discharges EPSI, Eclipsys, each of their respective Affiliates and their respective partners, stockholders, directors, officers and agents, and their respective successors and assigns (collectively, the “Released Parties”), to the fullest extent permitted by applicable Legal Requirements, from any and all charges, complaints, claims, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, remedies, costs, losses, debts, expenses and fees, of every type, kind, nature, description or character, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, including but not limited to those arising out of or in connection with (i) the Stockholder’s employment, or other relationship with EPSI, (ii) the Stockholder’s right to or interest in any Intellectual Property or other assets or properties of EPSI, or (iii) the Stockholder’s right to or any interest in any Contract with EPSI, and (iv) any equity or other interests the Stockholder may have or claim to have in, or any other claims the Stockholder may have against, EPSI or its predecessors (collectively, the “Claims”), other than one month’s salary and other expenses related to the employment of the Stockholders by EPSI that are accrued on the balance sheet of EPSI as of the Closing Date, and included in the Current Liabilities and the Closing Date Net Working Capital calculation. Each Stockholder represents that he has not assigned or transferred or purported to have assigned or transferred to any Person any Claims. This general release set forth in this Section 6.12 shall not affect any rights that the Stockholder may have which arise solely under this Agreement (including payment of the Purchase Price), or his Employment Agreement or Restricted Stock Agreement, or that arise after the Closing Date.

(b) Each Stockholder acknowledges and agrees that the releases made herein constitute final and complete releases of the Released Parties with respect to all Claims. Each Stockholder expressly acknowledges and agrees that this general release is intended to include in its effect, without limitation, all Claims which such Stockholder does not know or suspect to exist at the time hereof, and this general release contemplates the extinguishment of any and all such Claims. Furthermore, each Stockholder hereby expressly waives and relinquishes any rights and benefits he may have under any Legal Requirements, including Missouri state law or any common law principles limiting waivers of unknown claims. Each Stockholder understands that the facts under which he gives this full and complete release and discharge of the Released Parties may hereafter prove to be different than now known or believed by him and such

Stockholder hereby accepts and assumes the risk thereof and agrees that his full and complete release and discharge of the Released Parties with respect to the Claims shall remain effective in all respects and not be subject to termination, rescission or modification by reason of any such difference in facts and circumstances.

(c) Each Stockholder represents and agrees that he has not filed with any Governmental Entity or arbitrator or any other Person any complaint, charge or lawsuit against any of the Released Parties involving any Claims, and that he will not do so at any time hereafter.

(d) Each Stockholder represents and acknowledges that in executing this general release he does not rely and has not relied upon any representation or statement not set forth herein made by any of the Released Parties or by any of the Released Parties’ Affiliates, agents, representatives or attorneys with regard to the subject matter, basis or effect of this general release or otherwise.

(e) Without limiting the foregoing general release, each Stockholder agrees that he will not, directly or indirectly, (i) bring or cause to be brought, or encourage or participate in the prosecution of, any action, proceeding or suit seeking recovery by or on behalf of any Person from any Released Party of any amount in respect of, or Damages with respect to, any of the Claims, or (ii) defend any action, proceeding or suit in whole or in part on the grounds that any or all of the terms or provisions of this Section 6.12 are illegal, violate any Legal Requirements, invalid, inequitable, not binding, unenforceable or against public policy.

6.13 Confidentiality.

(a) Each party and such party’s representatives shall use any Confidential Information of any other party solely for the purpose of pursuing the transactions contemplated hereby, and shall not directly or indirectly use or exploit the Confidential Information of any other party for its own benefit or the benefit of another Person, including to create, adopt or modify products or services which would compete with the disclosing party’s products or services. For purposes of this Agreement, Confidential Information of Eclipsys shall, from and after the Closing Date, include the Confidential Information of EPSI and the Business. It is acknowledged that the parties are in related businesses and this provision is not intended to restrict their independent development efforts or other independent business activities, in each case undertaken without use of the other party’s Confidential Information.

(b) Each party agrees that (i) the Confidential Information of any other party received or otherwise held by it or generated by it or its representatives based upon such Confidential Information shall be kept confidential, (ii) except as permitted hereunder, such party and its advisors and other representatives will not disclose any of the Confidential Information of any other party in any manner whatsoever, and (iii) such party and its representatives will use the same level of care to prohibit disclosure of the other party’s Confidential Information as such party uses to protect its own confidential information, but in no event using less than reasonable care and diligence; provided, however, that (A) such party may make any disclosure of such information to which the other party gives its prior written consent, and (B) any of such information may be disclosed to such party’s representatives who need to know such information for the sole purpose of pursuing the transactions contemplated hereby, and who agree to keep such information confidential. In any event, each party shall be responsible for any breach of this Agreement by its representatives and shall, at its sole expense, take all reasonable measures (including but not limited to court proceedings) to restrain its representatives from prohibited or unauthorized disclosure or use of the Confidential Information of any other party.

(c) The receiving party shall immediately notify the other party upon any loss or unauthorized disclosure of the other party’s Confidential Information.

(d) In the event that any party or any of its representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Confidential Information of any other party, it shall provide the disclosing party with prompt written notice of any such request or requirement so that the disclosing party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the disclosing party, the receiving party or any of its representatives are nonetheless, in the opinion of its outside counsel, legally compelled to disclose Confidential Information of the disclosing party to any tribunal or else stand liable for contempt or suffer other similar censure or penalty, the receiving party or its representative may, without liability hereunder, disclose to such tribunal only that portion of the Confidential Information of the disclosing party that such counsel advises is legally required to be disclosed, provided that the receiving party exercises its commercially reasonable efforts to preserve the confidentiality of such Confidential Information, including, without limitation, by cooperating with the disclosing party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information by such tribunal.

(e) Each party acknowledges that the Confidential Information of the other parties has tangible value and it is further understood and agreed that money damages would not be a sufficient remedy for any breach of the provisions set forth herein by any party or any of their representatives and that the parties hereto shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach or threatened breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of the provisions set forth herein, but shall be in addition to all other remedies available at law or equity to the parties.

6.14 Covenants Regarding Contracts. On or before the Closing Date, EPSI shall obtain, unless waived by Eclipsys, all Consents required under the Material Contracts in connection with the execution, delivery and performance of this Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, on terms that are not materially burdensome to Eclipsys or EPSI.

6.15 Tax Matters.

(a) After the Closing, the Stockholders and Eclipsys shall each assist the other, and Eclipsys shall cause EPSI to assist the Stockholders, as may reasonably be requested by any of them with the preparation of any Tax Return, any Tax audit, or any judicial or administrative proceedings relating to any Tax. In addition, each party shall retain and provide the other with any records or information that may be relevant to such Tax Return, Tax audit, proceeding or determination.

(b) EPSI and the Stockholders shall not revoke EPSI’s election to be taxed as an S corporation within the meaning of Code Sections 1361 and 1362. EPSI and the Stockholders shall not take or allow any action that would result in the termination of EPSI’s status as a validly electing S corporation within the meaning of Code Sections 1361 and 1362.

(c) Section 338(h)(10) Election.

(i) At Eclipsys’ option, the Stockholders shall join with Eclipsys in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local or foreign tax law) with respect to the purchase of the stock of EPSI hereunder (collectively, a “Section 338(h)(10) Election”).

(ii) If a Section 338(h)(10) Election is made, Eclipsys shall be responsible for the preparation and filing of all forms and documents required in connection with the Section 338(h)(10) Election. For the purpose of making the Section 338(h)(10) Election, Eclipsys and the Stockholders shall execute Internal Revenue Service Form 8023 (or any successor form) and any other forms required by applicable Legal Requirements. The Stockholders shall execute (or cause to be executed) and deliver to Eclipsys such additional documents or forms as requested by Eclipsys in order to make the Section 338(h)(10) Election. The Stockholders shall include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by applicable Legal Requirements. The Stockholders shall be responsible for the payment of any Tax imposed on EPSI that is attributable to the making of the Section 338(h)(10) Election, including (i) any Tax imposed under Code section 1374 and (ii) any other federal, state or local Tax imposed on EPSI and will indemnify and hold Eclipsys and EPSI harmless from any adverse consequences arising out of any failure to pay such Tax.

(iii) Eclipsys and the Stockholders agree that the Purchase Price and the liabilities of EPSI (plus other relevant items) will be allocated to the assets of EPSI for all purposes (including Tax and financial accounting purposes) in a manner consistent with the fair market values set forth in Schedule 6.15(c) attached hereto (the “Allocation Schedule”). Eclipsys, EPSI and the Stockholders shall file all Tax Returns (including amended Tax Returns and claims for refund) in a manner consistent with such Allocation Schedule.

(iv) If a Section 338(h)(10) Election is made, Eclipsys agrees to increase the Purchase Price by an amount (the “Gross-Up Amount”) determined in accordance with this Section 6.15(c)(iv). The Gross-Up Amount, on an after-tax basis, shall equal the sum of the following: (i) the transfer, documentary, sales, use and other similar taxes and fees payable by EPSI (“Transfer Taxes”) that result from making the Section 338(h)(10) Election to the extent such Transfer Taxes exceed the Transfer Taxes that would have been imposed if the Section 338(h)(10) Election were not made; (ii) the product of (x) twenty percent (20%), and (y) the amount of gain realized by EPSI with respect to making the Section 338(h)(10) Election that is characterized as ordinary income rather than capital gain; and (iii) the amount of any state and federal income tax imposed on EPSI under Code Section 1374 (or similar provisions of state law) on the gain resulting from the Section 338(h)(10) Election, but only to the extent the amount of gain subject to tax under Code Section 1374 is disclosed on the Stockholders’ Disclosure Schedule. Within thirty (30) days following the date the parties reach final agreement on the allocations on Form 8883, the Stockholders (or the Stockholders’ Representative) shall provide Eclipsys with written notice setting forth a computation of the Gross-Up Amount (plus all supporting computations). Within fifteen (15) days following receipt of the written notice by Eclipsys, Eclipsys shall pay the Gross-Up Amount or notify the Stockholders (or the Stockholders’ Representative) of any dispute with the computation and the basis for such dispute. The parties shall act in good faith to resolve any such dispute within fifteen (15) days, and if the parties cannot resolve the dispute within such time period then the dispute shall be resolved by the Unrelated Accounting Firm. The fees and expenses of the Unrelated Accounting Firm shall be borne equally by the Stockholders and Eclipsys. Eclipsys shall pay the Gross-Up Amount within fifteen (15) following the resolution of any dispute.

(v) For the purpose of determining the Gross-Up Amount in accordance with Section 6.15(c)(iv), “after-tax basis” means that the Gross-Up Amount will include an additional amount to make the Stockholders whole for the net amount of additional Taxes payable as a result of the receipt or accrual of the Gross-Up Amount and such additional payment (taking into account all available credits and deductions attributable to the payment or accrual of such additional Taxes). In calculating the Gross-Up Amount, the Tax rates used shall be the highest marginal Tax rates actually applied to the Gross-Up Amount received by the Stockholders on the date of such payment or accrual. The after-tax basis portion of the Gross-Up Amount shall be calculated by dividing the initial Gross-Up Amount by one minus the Stockholders’ marginal Tax rate determined in the preceding sentence (that is, initial Gross-Up Amount/(1 – marginal Tax rate)).

6.16 CPM. Prior to the Closing, the Stockholders shall, at their expense, cause the Software License Agreement between EPSI and CPM to be terminated and CPM and its contractor to enter into a release of EPSI and Eclipsys in the form attached hereto as Exhibit D, or another form that releases all claims such Persons may have against EPSI or Eclipsys.

ARTICLE VII

SURVIVAL; INDEMNIFICATION; REMEDIES

7.1 Survival of Representations and Warranties and Covenants.

(a) The representations and warranties made in this Agreement shall survive for eighteen months after the Closing Date (the “Survival Period”). Notwithstanding the foregoing, the representations and warranties set forth in Sections 3.1, 3.3, 4.3, 4.9, 4.10, 4.11(b), 4.14 (but excluding subsections (i), (o), (p) and (q) of said Section 4.14), 4.15(a), 4.16, 4.23, 5.3 and 5.4 shall survive until 30 days after the expiration of the applicable statute of limitations period. The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date.

(b) The covenants and agreements of the parties contained in this Agreement shall survive the Closing indefinitely, except as expressly provided otherwise herein.

7.2 Indemnification and Other Rights.

(a) If the Closing occurs, each of the Stockholders shall, jointly and severally (except as stated in clause (i) below), indemnify and defend Eclipsys, and its Affiliates (including EPSI following the Closing), each of their respective officers, directors, employees, stockholders, agents and representatives, and each of their respective successors and assigns (the “Eclipsys Indemnified Parties”) against and hold them harmless, reimburse and make them whole from and against any loss, Liability, cost, damage or expense (including reasonable legal and expert fees and expenses incurred in investigation or defense of any of the same, or in asserting, preserving or enforcing its rights hereunder) actually incurred or claims suffered by any such indemnified party (collectively “Damages”) to the extent arising from or in connection with (i) any breach or inaccuracy of any representation or warranty of the Stockholders, or any of them, contained in this Agreement or any of the other Transaction Documents or facts and circumstances as they may exist contrary to the representations or warranties of the Stockholders, or any of them, provided that (A) each Stockholder shall be solely liable for a breach by such Stockholder of the representations and warranties of such Stockholder in Article III, and such liability shall not be joint, and (B) for the representations set forth in Sections 4.4, 4.10, 4.11, 4.14 and 4.18, with respect to Third Party Claims, notwithstanding disclosures set forth in the Stockholders’ Disclosure Schedule; (ii) any breach of any covenant of the Stockholders, or any of them, contained in this Agreement; (iii) a Third Party Claim arising from or in connection with the operations of the Business before the Closing Date, including but not limited to (A) errors and omissions in design, creation, implementation or maintenance of any of the Software Products, (B) any failure of any of the Software Products to conform to commitments made by or on behalf of EPSI to customers or third parties before the Closing Date, and (C) any failure by EPSI prior to the Closing Date to perform all material obligations under the Material Contracts, and in each case notwithstanding disclosures set forth in the Stockholders’ Disclosure Schedule; (iv) the business and operations of any business owned or operated in whole or part by any of the Stockholders or any of their Affiliates, including CPM, whether before or after the Closing Date (other than EPSI before the Closing Date, as to which the other clauses to this Section 7.2(a) apply, to the extent expressly set forth herein); and (v) any claims by any current or former employees of EPSI or any of its predecessors arising from or in connection with events or circumstances preceding the Closing, or arising from or in connection with the employment policies of EPSI in place at any time prior to the Closing, including those set forth in the EPSI Employee Handbook, or the reduction or termination of any benefits provided thereunder, whether before or after the Closing Date, including life time health insurance coverage. The express written waiver by Eclipsys of any condition set forth in Section 9.2 based on the inaccuracy of any representation or warranty, or on the nonperformance of or noncompliance with any covenant or obligation, will not preclude any right of Eclipsys or any other Eclipsys Indemnified Party to indemnification, payment of Damages, or other remedy based on such representation, warranty, covenant, or obligation to the extent arising from a Third Party Claim. For purposes of this Agreement, Damages shall include, but not be limited to, the amount by which the value of EPSI and the Business is less than it would have been but for a breach or inaccuracy of the representations and warranties of the Stockholders, or the failure by the Stockholders to fulfill their obligations hereunder.

(b) Each of the Stockholders hereby (i) irrevocably appoints the Stockholders’ Representative as such Stockholder’s agent for service of any and all legal process, summons, notices and documents which may be served in any action or proceeding under or pursuant to this Agreement, (ii) waives any requirement of personal notice or any claim that service on the Stockholders’ Representative is invalid or insufficient to constitute valid personal service on such Stockholder, and (iii) ratifies and confirms, and agrees to be bound by, all actions taken by the Stockholders’ Representative on its behalf pursuant to the foregoing authorization.

(c) Eclipsys shall indemnify the Stockholders and their Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from any Damages to the extent arising from (i) any breach of any representation or warranty of Eclipsys contained in this Agreement or any of the other Transaction Documents or facts and circumstances as they may exist contrary to representations or warranties of Eclipsys; and (ii) any breach of any covenant of Eclipsys contained in this Agreement. The express written waiver by the Stockholders of any condition set forth in Section 9.3 based on the inaccuracy of any representation or warranty, or on the nonperformance of or noncompliance with any covenant or obligation, will not preclude any right of the Stockholders to indemnification, payment of Damages, or other remedy based on such representation, warranty, covenant, or obligation to the extent arising from a Third Party Claim.

(d) Any payments made pursuant to this Article VII shall be treated for all purposes as an adjustment to the Purchase Price.

(e) The amount of any Damages subject to indemnification hereunder shall be reduced by any insurance proceeds actually received by the indemnified party from an unrelated third party on account of such Damages, net of any expenses incurred in recovering such monies from the insurance carrier and any increase in premiums as a result of such claim. The indemnified parties shall exercise commercially reasonable efforts to recover under any applicable insurance policies. If the indemnifying party pays any amount in respect of Damages subject to indemnification under this Article VII and, subsequent to such payment the indemnified party actually recovers any such Damages under any such insurance policies, the indemnified party shall remit to the indemnifying party an amount equal to the amount of such insurance recovery on account of such Damages (net of any expenses incurred in recovering such monies from the insurance carrier and any increase in premiums as a result of such claim), not to exceed the Damages previously paid by the indemnifying party with respect to such claim. Nothing contained herein shall require an indemnified party to delay pursuit of rights hereunder, or permit an indemnifying party to delay prompt payment of amounts owed hereunder, in anticipation of receipt of any such insurance recovery.

(f) The amount of any Damages subject to indemnification hereunder shall be reduced by the amount of any net Tax benefit on account of such Damages after the Closing

Date that is actually realized by the indemnified party in the Tax year in which the Damages to be indemnified hereunder are paid (exclusive of any Tax carry forwards applicable to the indemnified party). If the indemnifying party pays any amount in respect of Damages subject to indemnification under this Article VII and, subsequent to such payment the indemnified party actually realizes a net Tax benefit on account of such Damages in the Tax year in which the Damages to be indemnified hereunder are paid (exclusive of any Tax carry forwards applicable to the indemnified party), the indemnified party shall remit to the indemnifying party an amount equal to the amount of such net Tax benefit actually realized by the indemnified party on account of such Damages, less any Tax benefits realized by the indemnified party as a result of paying such Damages, in an amount not to exceed the Damages previously paid by the indemnifying party with respect to such claim. The parties shall use commercially reasonable efforts to realize all such Tax benefits. Nothing contained herein shall require an indemnified party to delay pursuit of rights hereunder, or permit an indemnifying party to delay prompt payment of amounts owed hereunder, in anticipation of any such net Tax benefit.

(g) The Stockholders shall not be liable to Eclipsys for any Damages to the extent arising from (i) Exempt Errors, (ii) the failure of Eclipsys to correct Exempt Errors consistent with the practices of EPSI prior to the Closing, or (iii) the failure of Eclipsys to communicate with each customer using the Software Products on the Closing Date in a commercially reasonable and responsive manner. The limitation set forth in the preceding clause (i) shall not apply to Exempt Errors that result in out-of-pocket payments by Eclipsys or its Affiliates to any third party, including payments to consultants or Damages arising out of a breach of contract, representation or warranty or fraud claim by any customer. Anything herein to the contrary notwithstanding, the Stockholders shall have no liability for Damages with respect to claims by any EPSI customer related to the performance, features or functionality of the Software Products or support therefor unless (A) the sale to such customer was made by a person who was an employee of EPSI prior to the Closing Date, (B) the contract executed by such customer contains no more favorable warranty and indemnification provisions than those used by EPSI prior to the Closing Date and (C) the Stockholders shall have been afforded a reasonable opportunity to cure any breach claimed or complaint made by such customer consistent with the custom and practice of EPSI in effect prior to the Closing Date, provided nothing herein shall limit Eclipsys’ right to promptly respond to any customer issues, and if it does so, such response by Eclipsys shall not waive the right of Eclipsys to recover hereunder, subject to the terms hereof. Nothing in the preceding sentence of this Section 7.2(g) shall limit Eclipsys’ right to recover from the Stockholders for any Damages arising from claims by Plante & Moran, or any of its customers, provided that the Stockholders shall be provided a reasonable opportunity to cure any claimed breach as set forth in clause (C) above.

(h) The Stockholders shall not have any liability (for indemnification or otherwise) with respect to any matters under this Agreement to the extent resulting from acts or omissions of Eclipsys after the Closing Date, including without limitation, changes by Eclipsys after the Closing Date in customer agreements, the form of customer demonstrations, customer warranties or specifications, marketing materials, Software design or operation and customer support.

7.3 Time Limitations.

(a) (i) Neither Eclipsys, nor the Stockholders will have any liability (for indemnification or otherwise) with respect to any representation or warranty contained in this Agreement, other than those in Sections 3.1, 3.3, 4.3, 4.9, 4.10, 4.11(b), 4.14 (but excluding subsections (i), (o), (p) and (q) of said Section 4.14), 4.15(a), 4.16, 4.23, 5.3 and 5.4, unless on or before the last day of the Survival Period, the party seeking recovery for Damages provides notice in writing pursuant to Section 7.6 or Section 7.7 of a claim for Damages specifying the factual basis of that claim in reasonable detail to the extent then known by such party. In such event, the party giving such notice shall continue to have the right to recover hereunder, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any.

(ii) Subject to Section 7.4, a claim with respect to Sections 3.1, 3.3, 4.3, 4.9, 4.10, 4.11(b), 4.14 (but excluding subsections (i), (o), (p) and (q) of said Section 4.14), 4.15(a), 4.16, 4.23, 5.3 or 5.4 must be made at any time prior to 30 days after the expiration of the applicable statute of limitations period, unless on or before such date, the party seeking recovery for Damages provides the notice in writing pursuant to Sections 7.6 or 7.7 of a claim for Damages specifying the factual basis of that claim in reasonable detail to the extent then known by such party. In such event, the party seeking recovery for Damages shall continue to have the right to recover hereunder, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any.

(b) The Stockholders will not have any liability (for indemnification or otherwise) with respect to any matters under this Agreement described in Section 7.2(a)(iii), unless on or before the last day of the Survival Period, Eclipsys provides notice in writing pursuant to Section 7.6 of a claim for Damages specifying the factual basis of that claim in reasonable detail to the extent then known by Eclipsys. Notwithstanding the foregoing, with respect to any EPSI customer contracts executed after the Closing Date and before July 1, 2008 (including contracts of Plante & Moran customers), the survival period with respect to any matters under this Agreement described in Section 7.2(a)(iii), shall be eighteen months after execution of such contract. All such claims shall be subject to the provisions of the last two sentences of Section 7.2(g). In each such event, if Eclipsys has provided notice as set forth in Section 7.6, Eclipsys shall continue to have the right to recover hereunder, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any. Nothing in this clause (b) shall limit the recovery of Eclipsys under any other clauses of Section 7.2(a).

7.4 Other Limitations.

(a) The Stockholders shall have no liability (for indemnification or otherwise) with respect to any matters under this Agreement (except for all claims, rights or causes of action arising from (i) Stockholder Fraud, or (ii) a breach of any of the representations and warranties contained in Section 3.1, 3.3, 4.3, 4.9, 4.10, 4.11(b), 4.15(a), 4.16 or 4.23, as to which the thresholds described in this Section 7.4(a) shall be inapplicable) unless with respect to (i) any claim (or series of claims based on the same or similar or related facts, events, conditions or circumstances), the Damages exceed $25,000, or (ii) the total Damages for matters hereunder, the Damages exceed $150,000, but once such amounts have been met, then the Stockholders shall be liable for all amounts of such Damages, including such $25,000 or $150,000, as applicable.

(b) Eclipsys will have no liability (for indemnification or otherwise) with respect to any matters under this Agreement (except for Fraud by Eclipsys or the representations made in Section 5.1, 5.2, 5.3 or 5.4, as to which the thresholds described in this Section 7.4(b) shall be inapplicable) unless with respect to (i) any individual claim or series of claims based on the same or similar or related facts, events, conditions or circumstances), the Damages exceed $25,000, or (ii) the total Damages for matters hereunder, the Damages exceed $150,000, and then only for the amount by which such Damages exceed $25,000 or $150,000, as applicable.

(c) For purposes of this Article VII, the representations and warranties contained herein shall not be deemed qualified by any references herein to materiality generally or to whether any such breach results or may result in a Material Adverse Effect or if a matter be or may not be “reasonably likely” to occur.

(d) The Stockholders’ liability (for indemnification or otherwise) with respect to any matters under this Agreement described in Section 7.2(a) (other than claims of or causes of actions arising from Stockholder Fraud or under Section 7.2(a)(ii) or Section 7.2(a)(iv)) shall not exceed the Purchase Price; provided that the Stockholders’ liability (for indemnification or otherwise) with respect to any matters under this Agreement described in Section 7.2(a)(i), other than breaches or inaccuracies of the representations and warranties in Section 3.1, 3.3, 4.3, 4.9, 4.10, 4.11(b), 4.14, 4.15(a), 4.16, 4.18 or 4.23, shall not exceed $26,500,000. The Stockholders’ liability arising from claims or causes of actions arising from Stockholder Fraud or under Section 7.2(a)(ii) or Section 7.2(a)(iv) shall not be subject to any cap or limitation on amount.

(e) The liability of Eclipsys (for indemnification or otherwise) with respect to any breach or inaccuracy of its representations and warranties in this Agreement, shall not exceed, in the aggregate the portion of the Purchase Price remaining unpaid, provided this limitation on liability shall not be applicable to any Damages incurred by the Stockholders with respect to any Third Party Claim, to the extent such Damages arise from any breach or inaccuracy by Eclipsys of its representations and warranties in this Agreement.

7.5 Set-Off. In addition to any rights of set-off, off-set or other rights that Eclipsys may have at common law, by statute or otherwise, Eclipsys shall have the right to set-off against (i) any amounts held by the Escrow Agent pursuant to the Holdback Escrow Agreement, (ii) the Pledged Stock, and (iii) any amount that Eclipsys would otherwise be required to pay to any Stockholder, any amounts owing by any Stockholder to Eclipsys pursuant to this Article VII or Article VIII; provided however, that (A) notwithstanding the exercise by Eclipsys of the right to set-off described in this Section 7.5, Eclipsys and the Stockholders shall remain obligated to first comply with their respective obligations described in Section 7.6 and Section 7.7 and (B) with respect to a breach or inaccuracy of the representations and warranties of a Stockholder under Article III, Eclipsys shall only have the right to set-off against any amounts held by the Escrow

Agent pursuant to the Holdback Escrow Agreement, such Stockholder’s Pledged Stock or any amounts that Eclipsys would be required to pay such Stockholder. Neither the exercise of nor failure to exercise any such right of set off will constitute an election of remedies or limit Eclipsys in any manner in the enforcement of other remedies available to it hereunder and the exercise by Eclipsys of the right of set off against the amounts held under the Holdback Escrow Agreement, the Pledged Stock or other amounts Eclipsys would otherwise be required to pay to any Stockholder shall not be the sole or exclusive remedy of Eclipsys for recovery of any amounts owed by the Stockholders to Eclipsys under this Article VII or Article VIII.

7.6 Procedures Relating to Indemnification Involving Third Party Claims.

(a) In order for a party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person not a party to this Agreement against such party (a “Third Party Claim”), such indemnified party must promptly notify the indemnifying party in writing, and in reasonable detail, of the Third Party Claim after receipt by such indemnified party of written notice of the Third Party Claim; provided however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent that the indemnifying party shall have been actually prejudiced as a result of such failure. Thereafter, the indemnified party shall promptly deliver to the indemnifying party after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim. In the event the provisions of Sections 8.3 or 8.4 are inconsistent with any provision of this Article VII, the provisions of Sections 8.3 or 8.4 shall control with respect to the contest of Tax matters. In the event that more than one Stockholder is an indemnifying party hereunder, the indemnified party may provide the notices and other communications required pursuant to this Section 7.6 solely to the Stockholders’ Representative.

(b) If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it promptly so chooses and acknowledges its obligation to indemnify the indemnified party therefor, to assume the defense thereof with counsel selected by the indemnifying party; provided that such counsel is not reasonably objected to by the indemnified party. Should the indemnifying party assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. However, notwithstanding the foregoing, if Eclipsys or any of its Affiliates is an indemnified party in connection with a Third Party Claim involving any then current employee, any then current client or supplier or the owner of any Intellectual Property then used in the Business, Eclipsys may control the defense, at the cost of the indemnifying party, subject to reasonable input from the indemnifying party, with reasonableness determined by reference, among other things, to any conflicting interests between the indemnified party and indemnifying party.

(c) The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party in connection with a Third Party Claim for any period during which the indemnifying party has failed to assume or is not entitled to assume the defense thereof, provided however, the indemnifying party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to one local counsel, where applicable). In connection with any Third Party Claim, the indemnified party and the indemnifying party shall cooperate with each other in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnified or indemnifying party’s request) the provision to such party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, including deposition or trial testimony.

(d) If the indemnifying party shall have assumed the defense of a Third Party Claim, the indemnified party shall not have the right to settle or compromise such claim, and shall agree to any settlement, compromise or discharge of a Third Party Claim which the indemnifying party may recommend and which by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and which would not otherwise adversely affect the indemnified party. If the indemnifying party shall not have assumed the defense of a Third Party Claim, the indemnified party may settle, compromise or discharge, such Third Party Claim in good faith without the indemnifying party’s prior consent.

(e) Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending such Third Party Claim) if:

(i) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party which the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages, or

(ii) the indemnified party reasonably determines, after conferring with its outside counsel, that joint representation would be expected to give rise to a conflict of interest.

If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages. All claims under Section 7.2 other than Third Party Claims shall be governed by Section 7.7.

7.7 Other Claims. A claim by any party for reimbursement, make whole or other recovery for Damages arising from any event, circumstance or condition not involving a Third Party Claim may be asserted by written notice to the party or parties from whom such recovery is sought (or to the Stockholders’ Representative, if such recovery is sought from more than one of the Stockholders) and shall be paid promptly after receipt of such notice. Notwithstanding the foregoing, no party shall be liable to any other for any punitive damages pursuant to this Section 7.7.

7.8 Recovery in the Case of Strict Liability or Negligence. THE PROVISIONS IN THIS ARTICLE VII SHALL BE ENFORCEABLE REGARDLESS OF WHETHER THE DAMAGES ARE BASED ON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LEGAL REQUIREMENTS (INCLUDING ANY ENVIRONMENTAL LAW OR PRODUCTS LIABILITY LAW), AND REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION OR OTHER RECOVERY IS SOUGHT) ALLEGES OR PROVES THE CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING SUCH INDEMNIFICATION OR OTHER RECOVERY, OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED ON THE PERSON SEEKING SUCH INDEMNIFICATION OR OTHER RECOVERY.

7.9 Sole and Exclusive Remedy.

(a) Should the Closing occur (i) the sole and exclusive remedies of Eclipsys for any breach or inaccuracy of the representations and warranties of the Stockholders under this Agreement and any other Transaction Documents, whether such claims be in contract, tort or otherwise, shall be the remedies provided in this Article VII and Article VIII, and Eclipsys hereby waives, from and after the Closing, any and all other remedies which may be available at law or equity for any breach or inaccuracy or alleged breach or inaccuracy of the representations and warranties of the Stockholders hereunder, and (ii) the Stockholders’ sole and exclusive remedies for any breach or inaccuracy of the representations and warranties of Eclipsys under this Agreement and any other Transaction Documents, whether such claims be in contract, tort or otherwise, shall be the remedies provided in this Article VII and Article VIII, and each of the Stockholders hereby waives, from and after the Closing, any and all other remedies which may be available at law or equity for any breach or inaccuracy or alleged breach or inaccuracy of the representations and warranties of Eclipsys hereunder.

(b) Nothing in this Article VII will (i) limit the right of any party to seek injunctive or other equitable relief for any breach or alleged or threatened breach of any covenant in this Agreement or any other Transaction Document, provided that the exercise of any equitable relief shall be subject to Section 11.11, or (ii) limit the rights of the Stockholders to seek any remedies with respect to Fraud by Eclipsys, or Eclipsys to seek any remedies with respect to Stockholder Fraud in connection herewith or transactions contemplated hereby (including limiting the time such claims can be made, or making such claims subject to any deductibles set forth herein).

(c) For the avoidance of doubt, the concept of “indemnity” as used in this Article VII is intended to include claims between or among the parties to this Agreement and not involving any third party, as well as Third Party Claims, and the limitation set forth in this Section 7.9 of remedies for breach or inaccuracies of representations and warranties under this Agreement is not intended to preclude claims between or among the parties, including but not limited to claims for breach of contract or Fraud, which claims are, however, intended to be governed by this Article VII.

ARTICLE VIII

TAX MATTERS

8.1 Indemnification Obligations With Respect to Taxes.

(a) The Stockholders shall, jointly and severally, be responsible for, and shall indemnify, defend and hold harmless Eclipsys and EPSI from and against:

(i) all Taxes of EPSI due with respect to periods ending on or prior to the Closing Date (notwithstanding any disclosure set forth on the Stockholders’ Disclosure Schedule), except to the extent specific reserves for such Taxes were reflected on the balance sheet of EPSI as of the Closing Date;

(ii) all Taxes of EPSI that are due with respect to a Tax period that includes but does not end on the Closing Date (a “Straddle Period”) to the extent attributable to the portion of the Straddle Period ending at the close of business on the Closing Date;

(iii) all losses resulting from any inaccuracy in or breach of the representations and warranties with respect to Tax matters that are contained in Section 4.9 or in this Article VIII and any covenants contained in this Agreement with respect to Tax matters (without giving effect to any supplement to the Stockholders’ Disclosure Schedule delivered after the date hereof), or contained in any certificate or other Transaction Document delivered pursuant hereto; and

(iv) all losses imposed on or sustained by Eclipsys or its Affiliates (including EPSI after the Closing Date), directly or indirectly, by reason of or in connection with the foregoing amounts.

(b) Eclipsys shall be responsible for, and shall indemnify, defend and hold harmless the Stockholders from and against:

(i) all Taxes of EPSI that are due with respect to periods commencing after the Closing Date; and

(ii) all Taxes of EPSI that are due with respect to Straddle Periods to the extent attributable to the portion of the Straddle Period commencing after the Closing Date.

(c) For purposes of this Article VIII, whenever it is necessary to determine the liability for Taxes of EPSI for a Straddle Period, the determination of the Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of EPSI for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of EPSI were closed at the close of business on the Closing Date; provided however, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation; and (ii) periodic taxes, such as real and personal property taxes, shall be apportioned ratably between such periods on a daily basis.

(d) Notwithstanding anything to the contrary in this Agreement (including provisions set forth in Article VII of this Agreement), the obligations of the Stockholders and Eclipsys under this Article VIII shall be unconditional and absolute, shall not be limited, shall not be subject to a deductible, threshold, cap, or similar concept, and shall remain in effect until 30 days after the expiration of all applicable statutes of limitation as to time.

8.2 Tax Returns and Payment Responsibility.

(a) The Stockholders will be responsible for and will cause to be prepared and duly filed all Tax Returns of EPSI for all periods ending on or prior to the Closing Date that are filed after the Closing Date. The Stockholders shall permit Eclipsys to review and comment on each such Tax Return described in the preceding sentence prior to filing, and shall pay any Taxes due in respect of the Tax Returns described in the preceding sentence. Eclipsys shall file or cause to be filed when due all Tax Returns with respect to EPSI due after the Closing Date, other than those that are the responsibility of the Stockholders pursuant to this section. Without affecting the indemnification obligations of the Stockholders under this Agreement, in the event that the Stockholders fail to prepare and file or cause to be prepared and filed any Tax Return that they are required to file pursuant to this section, Eclipsys shall have the right, but not the obligation, to prepare and file all such Tax Returns at the expense of the Stockholders. The Stockholders shall pay by wire transfer to Eclipsys the Taxes for which they are liable pursuant to this Article VIII (including Taxes set forth in Section 8.1(a)(i) and (ii)), but which are payable with Tax Returns to be filed by Eclipsys pursuant to this section at least three Business days prior to the due date for the payment of such Taxes.

(b) Except as provided in Section 6.15(c)(iv), all sales, use, transfer and other similar Taxes, including any stock or asset transfer stamp Taxes shall be borne jointly and severally by the Stockholders.

8.3 Contest Provisions.

(a) In the event (i) any Stockholder or their Affiliates or (ii) Eclipsys or its Affiliates receive notice of any pending or threatened Tax audits or assessments or other disputes concerning Taxes with respect to which the other party may incur liability under this Article VIII, the party in receipt of such notice shall promptly notify the other party of such matter in writing, provided that failure to comply with this provision shall not affect a party’s right to indemnification hereunder unless such failure materially adversely affects the party’s ability to challenge such Tax audits or assessments.

(b) The Stockholders shall have the sole right to represent the interests of EPSI in any Tax audit or administrative or court proceeding relating to any Tax for any taxable period ending on or before the Closing Date, and to employ counsel of their choice at their expense. Notwithstanding the foregoing, the Stockholders shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes with respect to any Tax Return of EPSI that is not prepared on a consolidated, combined or unitary basis which would adversely affect the liability for Taxes of Eclipsys or EPSI for any period after the Closing Date to any extent (including, but not limited to, the imposition of income Tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of the loss or credit carry forwards) without the prior written consent of Eclipsys, which consent shall not be unreasonably withheld, and such consent shall not be necessary to the extent that the Stockholders have indemnified Eclipsys against the effect of any such settlement.

(c) Eclipsys shall have the sole right to represent the interests of EPSI in any Tax audit or administrative or court proceeding relating to Taxes with respect to taxable periods including (but not ending on) or beginning after the Closing Date and to employ counsel of its choice at its expense, provided that Eclipsys shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes that would adversely affect the liability of the Stockholders for any Taxes for any period ending on or before the Closing Date or for any Straddle Period, without the prior consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld and shall not be required to the extent that Eclipsys has indemnified the Stockholders against the effects of such settlement. Where consent to a settlement is withheld by the Stockholders’ Representative pursuant to this section, the Stockholders may continue or initiate any further proceedings at their own expense, provided that the liability of Eclipsys, after giving effect to this Agreement, shall not exceed the liability that would have resulted from the settlement or amended return.

8.4 Assistance and Cooperation. After the Closing Date, the Stockholders, on the one hand, and Eclipsys, on the other hand, shall (and shall cause their respective Affiliates to): (a) assist the other party in preparing (including executing) and filing any Tax Returns or reports which such other party is responsible for preparing and filing in accordance with this Article VIII; (b) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of EPSI; (c) make available to the other and to any Taxing authority as reasonably requested all information, records, and documents relating to Taxes of EPSI; (d) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of EPSI for Taxable periods for which the other may have a liability under this Article VIII; and (e) furnish the other with copies of all correspondence received from any Taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

8.5 Retention of Records. After the Closing Date, the Stockholders, Eclipsys and EPSI will preserve all information, records or documents relating to liabilities for Taxes of EPSI until six months after the expiration of any applicable statute of limitations (including extensions thereof) with respect to the assessment of such Taxes, provided that neither party shall dispose of any of the foregoing items without first offering such items to the other party.

8.6 Other Provisions. The provisions of this Article VIII (and not Section 7.2) shall govern all indemnity claims with respect to Tax matters of EPSI and the Stock Purchase. All indemnity payments under this Agreement (whether arising under this Article VIII, or otherwise) shall be treated as an adjustment to the Purchase Price for Tax purposes.

ARTICLE IX

CONDITIONS

9.1 Conditions to Each Partys’ Obligation to Effect the Stock Purchase. The respective obligations of each party to effect the Stock Purchase and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a) All filings with any Governmental Entity required to be made prior to the Closing Date by the Stockholders, Eclipsys or any of their respective Affiliates, and all other Consents of any Governmental Entity required to be obtained prior to the Closing Date by the Stockholders, Eclipsys or any of their respective Affiliates in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and therein by the Stockholders and Eclipsys shall have been made or obtained (as the case may be).

(b) No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirement or Order, whether temporary, preliminary or permanent that is in effect and restrains, enjoins or otherwise prohibits, materially delays, makes illegal, or would be violated by consummation of the transactions contemplated by this Agreement or the Other Transaction Documents.

9.2 Conditions to Obligations of Eclipsys. The obligations of Eclipsys to effect the Stock Purchase are also subject to the satisfaction or waiver by Eclipsys at or prior to the Closing Date of the following conditions:

(a) each of the representations and warranties of the Stockholders set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall each be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (without giving effect to any amendment or supplement to the Stockholders’ Disclosure Schedule after the date hereof), except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date;

(b) the Stockholders shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

(c) Eclipsys shall have been furnished with a certificate, executed by each of the Stockholders, dated the Closing Date, certifying as to the fulfillment of the conditions in Sections 9.2(a) and (b);

(d) each of the other Transaction Documents, and such further instruments of sale, transfer, conveyance, assignment, delivery or confirmation, or any part thereof, as Eclipsys may reasonably require, shall have been fully executed and delivered by the Stockholders to Eclipsys and shall remain in full force and effect, and there shall be no default thereunder;

(e) all Consents required under the Material Contracts in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby or thereby, shall have been obtained by the Stockholders on terms that are not materially burdensome to EPSI or Eclipsys, shall be in full force and effect and shall have been delivered by the Stockholders to Eclipsys;

(f) there shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (or by any other Person any suit, action or proceeding which has a reasonable likelihood of success), (A) seeking to obtain from Eclipsys or any Affiliate thereof, in connection with the Stock Purchase or the other transactions contemplated hereby or by the other Transaction Documents any money damages; (B) seeking to prohibit or limit the ownership or operation by Eclipsys or EPSI, of any material portion of the Business, or to compel Eclipsys or EPSI to dispose of or hold separate any material portion of the Business in each case as a result of the Stock Purchase or any of the other transactions contemplated by this Agreement or by the other Transaction Documents; (C) seeking to impose limitations on the ability of Eclipsys to acquire or hold, or exercise full rights of ownership of the Shares, including the right to vote the Shares on all matters properly presented to the stockholders of EPSI; (D) seeking to prohibit Eclipsys from effectively controlling in any material respect the Business; (E) claiming that such Person is a beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any Capital Stock of EPSI or is entitled to any portion of the Purchase Price; (F) affecting a material portion of the Business, as determined by Eclipsys, in good faith; or (G) that may otherwise have the effect of preventing, materially delaying, or otherwise materially interfering with the transactions contemplated by this Agreement and the other Transaction Documents;

(g) since the date of this Agreement, there shall have been no event, change, occurrence, condition or circumstance that Eclipsys determines, in good faith, has had or is reasonably likely to have, individually or in the aggregate, a Material Adverse Change;

(h) Eclipsys shall have received the resignations of the directors of EPSI pursuant to Section 6.8;

(i) Eclipsys shall have received a duly executed and delivered copy of a completed United States Internal Revenue Service Form 8023 from each of the Stockholders;

(j) all assets of EPSI shall be free and clear of all Liens and Eclipsys shall have received original UCC Termination Statements suitable for filing with the appropriate authorities to evidence the release of Liens as reasonably requested by Eclipsys;

(k) the Escrow Agent shall have executed the Holdback Escrow Agreement;

(l) Eclipsys shall be reasonably assured that each of the Stockholders, each of the Key Employees and other employees of EPSI of a quantity and having the skills sufficient for the operation of the Business are continuing their affiliation with EPSI through employment with Eclipsys or EPSI after the Closing Date; as of the Closing, the Stockholders shall have entered into the Employment Agreements and Restricted Stock Agreements; and each of the Key Employees shall have entered into an employment agreement, in the form attached hereto as Exhibit E, with Eclipsys or, in the discretion of Eclipsys, a Subsidiary of Eclipsys (including EPSI);

(m) Eclipsys shall be satisfied, in its sole discretion, with its diligence of EPSI and the Business, including its technical, business, legal, tax and accounting due diligence;

(n) Eclipsys shall have received an opinion of counsel to the Stockholders in the form attached hereto as Exhibit F;

(o) all required corporate action on the part of Eclipsys, EPSI and the Stockholders shall have been taken to approve the execution, delivery and performance of this Agreement and the other Transaction Documents;

(p) [intentionally omitted];

(q) designated employees shall each have executed and delivered to Eclipsys a release of EPSI in the form of Exhibit G;

(r) the Stockholders shall each have entered into a Covenant Not to Compete Agreement, in the form attached hereto as Exhibit H, with Eclipsys;

(s) the Shareholder Agreement shall have been terminated effective on or before the Closing, and the founder Stockholders shall have waived all rights thereunder with respect to the Stock Purchase; and

(t) Eclipsys shall have received such other documents as Eclipsys reasonably requests evidencing the satisfaction of any condition referred to in this Section 9.2.

9.3 Conditions to the Obligations of the Stockholders. The obligations of the Stockholders to effect the Stock Purchase are also subject to the satisfaction or waiver by the Stockholders prior to the Closing Date of the following conditions:

(a) each of the representations and warranties of Eclipsys set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall each be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date);

(b) Eclipsys shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) the Stockholders’ Representative shall have been furnished with a certificate, executed by a duly authorized officer of Eclipsys, dated the Closing Date, certifying as to the fulfillment of the conditions in Sections 9.3(a) and (b);

(d) Eclipsys shall have delivered to each Stockholder, such Stockholder’s Pro Rata Portion of the Closing Payment;

(e) the Escrow Agent shall have executed the Holdback Escrow Agreement;

(f) Eclipsys shall have delivered the Holdback Amount to the Escrow Agent;

(g) effective as of the Closing, Eclipsys shall have entered into the Employment Agreements and Restricted Stock Agreements with the Stockholders, and the employment agreements with the Key Employees referred to in Section 9.2(m); and

(h) the Stockholders shall have received such other documents as the Stockholders’ Representative reasonably requests evidencing the satisfaction of any condition referred to in this Section 9.3.

ARTICLE X

[INTENTIONALLY OMITTED]

ARTICLE XI

MISCELLANEOUS

11.1 Entire Agreement; Assignment.

(a) This Agreement (including the documents, schedules, exhibits and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and other Contracts, both written and oral, and all contemporaneous oral agreements, understandings and other Contracts among the parties with respect to the subject matter hereof. Except for express representations, warranties and covenants of Eclipsys and the Stockholders contained herein, or in the other Transaction Documents, there are no representations or warranties whatsoever by or on behalf of the Stockholders, their Affiliates or agents relating to EPSI or the Shares, on the one hand and Eclipsys and its Affiliates or agents relating to Eclipsys, on the other hand.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of each of the other parties hereto; provided however, that Eclipsys may assign all or a portion of its rights and obligations under this Agreement to any Subsidiary of Eclipsys without the consent of the Stockholders (which assignment shall not relieve Eclipsys of any obligation or liability under this Agreement).

(c) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.2 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect and in lieu of such invalid or unenforceable provision there shall be automatically added as part of this Agreement a valid and enforceable provision as similar in terms to the invalid or unenforceable provision as possible, provided that this Agreement as amended, (i) reflects the intent of the parties hereto, and (ii) does not change the bargained for consideration or benefits to be received by each party hereto.

11.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or facsimile to the respective parties as follows:

If to Eclipsys:

Eclipsys Corporation

Three Ravinia Drive

Suite 1000

Atlanta, GA 30348

Fax: (404) 847-5777

Attn: General Counsel

with a copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

Fax: (949) 475-4703

Attn: Michelle Hodges

If to the Stockholders or EPSI (prior to the Closing):

Chief Executive Officer

Enterprise Performance Systems, Inc.

16090 Swingley Ridge Road, Suite 350

Chesterfield, MO 63017

Fax: (636) 532-8909

If to the Stockholders or EPSI (after the Closing):

Armstrong Teasdale LLP

One Metropolitan Square, Suite 2600

St. Louis, MO 63102-2740

Fax: (314) 621-5065

Attn: Joseph von Kaenel

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

11.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws or rules that might otherwise govern under applicable principles of conflicts of laws thereof. In the event of the bringing of any action or suit by a party hereto against another party hereunder arising out of or relating to this Agreement, which claim or suit is not subject to arbitration, as determined pursuant to Section 11.14, then in that event, the sole forum for resolving such disputes shall be the state and federal courts located in Delaware, and each of the parties hereby irrevocably submits to such exclusive jurisdiction. This section shall survive any termination of this Agreement and the Closing.

11.5 Construction.

(a) The headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Unless the context clearly requires otherwise “or” is not exclusive, and “includes” means “includes, but is not limited to.”

(b) Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that each party and its counsel cooperated in the drafting and preparation of this Agreement and the other Transaction Documents, and any and all drafts relating thereto exchanged between the parties shall not be construed against any party by reason of its preparation. Accordingly, any Legal Requirement that would require interpretation of any ambiguities in this Agreement against any party that drafted it shall be of no application and is hereby expressly waived.

(c) For purposes of this Agreement, “commercially reasonable efforts” will not be deemed to require a Person to undertake extraordinary or unreasonable measures, including the payment of amounts in excess of normal and usual filing fees and processing fees.

11.6 Counterparts. This Agreement may be executed in counterparts, including facsimile counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or PDF by electronic transmission shall be effective delivery of a manually executed counterpart to this Agreement.

11.7 Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except for the Persons expressly set forth in Sections 7.2, 8.1 and Section 11.8, with respect to such sections, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including any employee or former employee of EPSI (or any beneficiary or dependent thereof).

11.8 Prior Review and Counsel. Eclipsys on the one hand, and the Stockholders jointly, on the other hand each represents and warrants that: (a) it was provided a fair and reasonable time in which to evaluate this Agreement and the other Transaction Documents and to negotiate their respective terms and conditions; (b) it has regularly consulted with and received advice and counsel from one or more attorneys of its own choice regarding the Stock Purchase, this Agreement, the other Transaction Documents and the negotiation of each and every one of them, which attorney(s) is/are not and was/were not any of the other party’s attorneys; (c) it has not received any legal or other substantive advice or any attorney work product from any of the other party’s attorneys (including in-house attorneys), and it has not relied upon any comment, observation, remark, communication or information (whether oral or written) made or delivered by any of the other party’s attorneys (including in-house attorneys); and (d) it has read and fully understands this Agreement and each of the other Transaction Documents. Each party’s attorneys (including in-house attorneys) shall be entitled to rely on the other party’s representations and warranties made in this Section 11.8 as intended beneficiaries of such representations and warranties.

11.9 Waiver. No waiver of any breach of the provisions of this Agreement will be deemed to have been made by any party, unless such waiver is expressed in writing and signed by the party against which it is to be enforced (or the Stockholders’ Representative, with respect to matters relating to all Stockholders). The waiver by any party of any right under this Agreement or to a remedy for the breach of any of the provisions herein shall not operate nor be construed by the breaching party as a waiver of the non-breaching party’s remedies with respect to any other or continuing or subsequent breach.

11.10 Amendments. No amendment or modification in respect of this Agreement shall be effective unless it shall be in writing and signed by the parties hereto (or the Stockholders’ Representative, with respect to matters relating to all Stockholders).

11.11 Specific Performance. The parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed by the Stockholders in accordance with the terms hereof and that Eclipsys shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Stockholders and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity.

11.12 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as any other party hereto may reasonably request for the purpose of carrying out the transactions contemplated by this Agreement.

11.13 Cumulative Remedies. Except as expressly limited herein, the rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any other rights, remedies, powers and privileges provided by law.

11.14 Arbitration.

(a) Any dispute, claim or controversy arising out of or relating to this Agreement or any other Transaction Document (other than the Employment Agreement and Restricted Stock Agreement) or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in St. Louis, Missouri, before a sole arbitrator; provided however, if the claim and any counterclaim, in the aggregate, exceed $750,000, exclusive of interest and attorneys’ fees, the dispute shall be heard and determined by three arbitrators as provided herein. If such dispute, claim or controversy arises at the same time and relates to the same or similar facts, claims or events, such disputes, claims or controversies shall, to the extent practicable, be combined in one arbitration proceeding, and in such event, the provisions of this Agreement governing dispute resolution shall supersede any provisions relating to such matters in the other Transaction Documents. If any dispute, claim or controversy arising out of or relating to this Agreement or any other Transaction Document (other than the Employment Agreement and Restricted Stock Agreement) arises at the same time and relates to the same or similar facts, claims or events as a dispute, claim or controversy relating to or arising out of the Employment Agreement of any Stockholder, the employment of any Stockholder by Eclipsys or any of its Affiliates including EPSI, or the Restricted Stock Agreement, such disputes, claims or controversies shall, to the extent practicable, be combined in one arbitration proceeding, and in such event, the provisions of this Agreement governing dispute resolution shall supersede any provisions relating to such matters in the Employment Agreement between any such Stockholder and Eclipsys or any Affiliate of Eclipsys or the Restricted Stock Agreement. For the avoidance of doubt, no claim under the Employment Agreement or Restricted Stock Agreements shall be governed by this provision, unless they arise at the same time and relate to the same or similar facts, claims or events as a dispute, claim or controversy relating to or arising out of this Agreement or any other Transaction Document (other than the Employment Agreement and Restricted Stock Agreement).

(b) Notwithstanding the foregoing, if any dispute, claim or controversy arising out of or relating to this Agreement or any other Transaction Document (other than a dispute solely relating to any Employment Agreement or Restricted Stock Agreement), the parties shall first try to resolve their dispute through informal and good faith negotiation between the Stockholders’ Representative and an authorized officer of Eclipsys, with authority to settle such dispute claim or controversy, before resorting to arbitration. Such persons shall meet for the purpose of endeavoring to resolve such dispute, claim or controversy within ten Business Days after a written request from either the Stockholders’ Representative or Eclipsys to the other. Such representatives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute promptly and without the necessity of any formal arbitration proceeding relating thereto. The location, format and duration (not to exceed three Business Days, unless mutually agreed by such representatives) of these negotiations shall be left to the discretion of the representatives involved. If such negotiations do not lead to resolution of the underlying dispute, claim or controversy to the satisfaction of any party, then any party may provide notice of the election to pursue resolution by arbitration as set forth herein.

(c) The arbitration shall be conducted by JAMS pursuant to the Comprehensive Arbitration Rules of JAMS. All arbitrators shall be retired or former district court or appellate court judges of any United States District Court or United States Court of Appeals, other than Courts in the States of Missouri, Illinois, Georgia or Florida, or such other person with such other qualifications as Eclipsys and the Stockholders’ Representative may agree, and shall be selected within seven Business Days after receipt of notice from one party to another that it intends to seek arbitration hereunder. The Federal Rules of Evidence shall govern the admissibility of evidence during the arbitration. The arbitrator(s) will have no authority to award punitive or other damages not measured by the prevailing party’s actual damages, except as may be required by statute. The determination of the arbitrator(s) shall be final and binding on the parties and a judgment on such award or determination may be entered in any court of competent jurisdiction and such judgment shall be final and non-appealable. The decision and award of the arbitrator(s) shall be accompanied by a reasoned opinion.

(d) All parties covenant not to appeal or otherwise litigate or file any court action that would seek to delay, amend, vacate or otherwise alter the determination of the arbitrator(s).

11.15 Costs and Fees. The prevailing party in any arbitration or court proceeding under this Agreement will be entitled to recover its fees and costs incurred in the arbitration or proceeding (including attorneys and arbitration fees and costs) from the non-prevailing party, provided that the arbitrator or judge has the discretion to determine that there is no prevailing party or to eliminate or reduce the prevailing party’s recovery of its costs and fees to the extent that the arbitrator or judge determines that full recovery thereof would be unreasonable or disproportionate to the harm suffered by the prevailing party. In absence of a determination of a prevailing party, the parties shall split equally all costs and fees. “Costs and fees” mean all reasonable pre-award expenses of the arbitration or other proceeding, including the arbitrators’ fees, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, court costs, witness fees, expert costs and fees, and attorneys’ fees, costs and expenses and other costs incurred in enforcing, perfecting and executing such judgment or order. For the purposes of this section, attorneys’ fees, costs and expenses shall include all such fees, costs and expenses incurred in (i) appeals, (ii) post-judgment motions, (iii) contempt proceedings, (iv) garnishment, levy, and debtor and third party examinations, (v) discovery, and (vi) bankruptcy litigation.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

“ECLIPSYS”
Eclipsys Corporation, a Delaware corporation

By:	/s/ Robert J. Colletti
Name:	Robert J. Colletti
Title:	SVP & CFO

“STOCKHOLDERS”

[Signature Page to Stock Purchase Agreement]